As filed with the Securities and Exchange Commission on May 6, 2004.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW RIVER PHARMACEUTICALS INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

VIRGINIA	2834	54-1816479
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

New River Pharmaceuticals Inc.

1881 Grove Avenue

Radford, Virginia 24141

(540) 633-7978

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randal J. Kirk

Chairman of the Board, President and Chief Executive Officer

New River Pharmaceuticals Inc.

1881 Grove Avenue

Radford, Virginia 24141

(540) 633-7978

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

David M. Carter, Esq.	Donald J. Murray, Esq.
Hunton & Williams LLP	Dewey Ballantine LLP
Bank of America Plaza	1301 Avenue of the Americas
600 Peachtree Street, N.E.	New York, New York 10019
Suite 4100	(212) 259-8000
Atlanta, Georgia 30308
(404) 888-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)

Common Stock, par value $0.001 per share	$57,500,000	$7,286.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase from New River Pharmaceuticals Inc. to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	May 6, 2004

             Shares

Common Stock

This is the initial public offering of shares of our common stock. No public market currently exists for our common stock. We are offering all of the              shares of common stock offered by this prospectus. The initial public offering price of our common stock is expected to be between $             and $             per share.

We have applied to have our common stock quoted on The Nasdaq National Market under the symbol “NRPH.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase from us up to an additional              shares of common stock at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $            , and our total proceeds, before expenses, will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2004.

UBS Investment Bank

Legg Mason Wood Walker

Incorporated

A.G. Edwards

Wells Fargo Securities, LLC

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2004 (the 25th day after the date of this prospectus), federal securities laws may require all dealers selling shares of our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, we rely on and refer to information from Frost & Sullivan, the U.S. Department of Health and Human Services, the U.S. Drug Enforcement Administration and the American Psychiatric Association. We are not affiliated with any of these organizations. Frost & Sullivan has consented to our use of certain information included in this prospectus. Neither the U.S. Department of Health and Human Services, the U.S. Drug Enforcement Administration nor the American Psychiatric Association has been advised by us or has consented to being named in this prospectus. Although we believe that this information is reliable, we have not independently verified the accuracy or completeness of this information.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the “Risk factors” section and our consolidated financial statements and the related notes. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” refer to New River Pharmaceuticals Inc.

OUR BUSINESS

We are a specialty pharmaceutical company focused on developing safer and improved versions of widely-prescribed drugs in large and growing markets. Utilizing our proprietary Carrierwave™ technology, we are developing novel pharmaceuticals to address the significant drawbacks and adverse side effects of currently-marketed drugs.

OUR OPPORTUNITY

Pharmaceutical developers to date have been unable to address adequately the abuse, overdose and addiction potential of many amphetamine and opioid analgesic drugs. This is evidenced by the 21,000 amphetamine and 119,000 narcotic analgesic-related emergency room visits reported to the Substance Abuse and Mental Health Services Administration’s (SAMHSA) Drug Abuse Warning Network in 2002. Utilizing our proprietary Carrierwave technology, we are currently focused on developing safer and improved versions of currently marketed drugs in these two categories. Amphetamine-based drugs are prescribed to treat pediatric attention deficit hyperactivity disorder (ADHD), a $1.2 billion market in 2002. Opioids, which generated $4.3 billion of sales in 2002, are prescribed for both acute and chronic pain. Our three lead product candidates are an amphetamine and two opioids (hydrocodone and oxycodone) created using our Carrierwave technology.

Despite their effectiveness and widespread use, currently-marketed amphetamines and opioids suffer from significant medical and social drawbacks associated with the drugs’ side effects and resulting potential for abuse. Additionally, with currently-marketed versions of these drugs, individuals can inappropriately self-administer higher than prescribed quantities of the drug or alter either the product or the route of administration, potentially resulting in immediate release of the active drug in larger quantities than would be achieved if the drugs were taken as directed. In addition to the potential for abuse, such doses can be toxic, resulting in organ failure and death. As a consequence of their potential for abuse and addiction, amphetamines and some opioids, including oxycodone and hydrocodone, are classified by the U.S. Drug Enforcement Agency (DEA) as Schedule II drugs. The DEA places significant restrictions on the manufacture, distribution, prescribing and dispensing of Schedule II drugs.

OUR PRODUCT CANDIDATES

Our drug development pipeline currently includes three programs in clinical or preclinical development stages. All of our drug candidates are small molecules designed for oral delivery. Each consists of an active pharmaceutical ingredient, like amphetamine or an opioid, attached to a companion molecule, referred to as an adjuvant, which is designed to alter the activity of the active ingredient in consistent and predictable ways. Because our product candidates are chemical precursors to active pharmaceutical ingredients, we refer to them as “prodrugs.”

NRP104, our most advanced compound, is a prodrug of amphetamine. In April 2004, we initiated a clinical trial in adult volunteers investigating the pharmacokinetics (PK) of NRP104. We expect data from this trial to be available in the second quarter of 2004. If the results of this trial are favorable, we intend to conduct clinical trials of NRP104 in children with ADHD. Based on its chemical structure, the

DEA has concluded that NRP104 is not a scheduled substance at this time. If subsequent tests are consistent with our preclinical data, we believe that NRP104 will have a more favorable scheduling status than existing amphetamine-based products. The ultimate scheduling of any drug product is determined by the DEA and the U.S. Food and Drug Administration (FDA) in conjunction with the FDA’s review of a new drug application (NDA).

NRP290, our second most advanced compound, is a prodrug of hydrocodone, an opioid widely used in combination with other non-opioid analgesics to treat acute pain. We are developing NRP290 to treat acute pain as an alternative to Lortab, Vicodin and Vicoprofen. We are currently conducting preclinical animal studies on NRP290 and intend to meet with the FDA to discuss a clinical trial strategy. Assuming a satisfactory meeting with the FDA, we anticipate filing an investigational new drug application (IND) near the end of 2004 for two products, NRP290 in combination with ibuprofen and NPR290 in combination with acetaminophen. We anticipate commencing thereafter clinical trials for these two products. Our preclinical results for NRP290 to date suggest that NRP290 also may be suitable for lower scheduling status than currently-marketed formulations.

NRP369 is our third pipeline program. This program is focused on developing a prodrug of oxycodone, an opioid used to treat chronic pain, as an alternative to OxyContin, Percocet, Percodan, Endocet and other current therapies. NRP369 is still in the research phase and has yet to enter preclinical trials. We are currently evaluating several prodrugs of oxycodone and plan to initiate preclinical animal testing when a lead molecule has been selected. We anticipate bringing NRP369 into preclinical testing in late 2004 and filing one or more INDs beginning in 2005. We currently intend to develop this product as a stand-alone product and in combination with one or more non-opioid analgesics.

We are developing each of these product candidates to be resistant to abuse, addiction and overdose. Based on our preclinical data, we are optimistic that our prodrugs will have a favorable profile in each of these categories. If we achieve our objective, we believe our product candidates should be assigned a more favorable scheduling status than currently marketed amphetamine or opioid-based drugs. If so, our prodrugs could become best-in-class in their markets, and their availability could significantly affect physician prescribing patterns, thereby expanding the markets for these drugs, and alleviate many of the health, economic and other social problems associated with the abuse, addiction and overdose potential that have come to be associated with currently-marketed versions of these drugs.

Although we have only recently commenced clinical trials of NRP104, we believe that the regulatory pathway for this and our other prodrugs could be relatively short in comparison to other new chemical compounds. This is due to the fact that we are utilizing our Carrierwave technology to produce prodrugs consisting of active pharmaceutical ingredients that are well-characterized and have been previously approved and adjuvants that are Generally Recognized as Safe (GRAS). As a result, we believe that we may pursue NDA approval under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, under which drugs are regulated in the United States. This approach would allow us to reference, in support of our drug applications, previously-generated data regarding the safety of the adjuvant and the safety and efficacy of the active drug, potentially simplifying and abbreviating the regulatory and development timelines of our prodrugs in comparison to traditional new drug development and approval timelines.

OUR RESULTS TO DATE

Our prodrugs are intended for oral delivery. They are designed to restrict release of the active pharmaceutical ingredient from the prodrug at greater than therapeutically prescribed amounts and to be inactive when administered other than orally. In preclinical studies, when NRP104 and NRP290 were administered in increasingly greater amounts, circulating levels of the active substance, measured in terms of peak blood serum concentrations, increased at a significantly less than proportional rate. Based on these studies, we believe that sufficient quantities of active substance may not be released from our prodrugs at one time to achieve a potentially lethal overdose.

In addition to providing overdose protection, controlling peak serum concentrations may help reduce the potential for users to become psychologically addicted to our amphetamine and opioid-based prodrugs. Psychological addiction results when exposure to a drug produces pleasurable effects by chemically mimicking certain normal brain messenger chemicals. Our prodrugs may prevent abusers from obtaining the sought after “rush” or “high” that can result from peak serum concentrations in excess of what is required for therapeutic effect, potentially reducing addictiveness of our compounds as compared to existing formulations of these active substances.

In other preclinical studies, NRP104 and NRP290 resisted releasing their active pharmaceutical ingredients in more than a therapeutic amount, or at all, when administered via injection or intranasally. Also, when subjected to methods of release commonly used by abusers of these drugs, such as crushing or dissolution in solvents, little or no active ingredient was released. We believe that this resistance is a result of the targeted delivery in the gastrointestinal tract and dependence on a specific enzymatic process to achieve release of the active pharmaceutical ingredient.

Our preclinical studies to date indicate that our prodrugs themselves have favorable toxicity profiles. These studies indicate that in the event our prodrugs of amphetamine and opioid enter circulation, they are not of themselves pharmacologically active and are rapidly cleared from the body due to their chemical composition.

OUR TECHNOLOGY

Our Carrierwave technology enables us to design proprietary compounds consisting of active pharmaceutical ingredients bound to adjuvants. Our adjuvants consist of naturally occurring substances like peptides, amino acids, lipids and nucleic acids. The binding of the adjuvant renders the active pharmaceutical ingredient essentially inactive until the prodrug is broken down into its component parts. We believe that this breakdown only occurs at specifically-targeted sites of enzymatic activity in the body. In the case of our current Carrierwave compounds, the site of enzymatic activity is primarily in the gastrointestinal tract. At the target site, enzymes hydrolyze, or cleave, the adjuvant from the active pharmaceutical ingredient, releasing the active pharmaceutical ingredient into circulation.

While we have not fully established the mechanisms of absorption involved in our Carrierwave technology, we believe that the rate of release of the active pharmaceutical ingredient from the prodrug is subject to a “saturation effect,” which occurs when the prodrug is administered in doses greater than that which can be accommodated by the enzymatic processes in the gastrointestinal tract. Since the prodrug appears to be pharmacologically inactive if it passes into the blood without undergoing hydrolysis, we believe this saturation effect serves as a “gate,” controlling the amount of the active pharmaceutical ingredient that can be released into circulation over a given period of time, thereby modulating peak serum concentration.

We believe that our Carrierwave technology is broadly applicable to many orally available pharmaceuticals that, in their current forms, have sub-optimal solubility, bioavailability and toxicity profiles. Improving a drug’s bioavailability can result in therapeutic effects at lower doses. Making drugs with known toxicities available at lower than currently-prescribed doses could improve their safety profile. In addition to products in the stimulant and narcotic classes, we believe that there are opportunities to apply our Carrierwave technology to certain central nervous system drugs, such as antipsychotics and antidepressants, as well as to antivirals, among others.

We also believe that our prodrugs are new molecular entities relative to the drugs on which they are based. As such, we believe that our prodrugs are eligible for composition of matter patent claims, despite the fact that the drugs on which our prodrugs are based are known. We have filed patent applications directed to each of our three lead product candidates.

OUR STRATEGY

The principal components of our strategy to maximize the value of our Carrierwave technology are to:

➢	Seek shortened development and regulatory approval pathways by focusing on developing prodrugs of approved drugs and seeking to use the Section 505(b)(2) pathway for regulatory approval.

➢	Adopt a two-pronged patent strategy by seeking intellectual property protection for our Carrierwave technology platform and seeking composition of matter and methods of use patents for our prodrugs, which we believe are new chemical entities.

➢	Advance our lead product candidates independently to maximize our commercial return on these prodrugs.

➢	Enter into collaborations with other pharmaceutical companies with respect to, among others, prodrugs of active pharmaceutical ingredients that are in niche markets or are patent protected.

RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. We have a limited operating history and have not yet commercialized any products. We have incurred losses in each year of our operations. We have incurred operating losses of approximately $21.9 million from inception through December 28, 2003. We expect to incur operating losses for the next several years. All of our product candidates are in early stages of development, and failure can occur at any stage of development. None of our drug candidates has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our research and development efforts will be commercially available for a number of years, if at all. We may never receive any product revenues or achieve profitability.

CORPORATE INFORMATION

We were incorporated in Virginia in August 1996. We were formed by Randal J. Kirk, our Chairman, President and Chief Executive Officer, and have historically been owned, funded and managed by Mr. Kirk and his affiliates for the purposes of developing our Carrierwave and other technology. We have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates in connection with managing this business. Our principal executive offices are located at 1881 Grove Avenue, Radford, Virginia 24141, and our telephone number is (540) 633-7978.

The offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds after expenses

We estimate that the net proceeds from this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share. We intend to use the net proceeds from this offering for clinical trial expenses, preclinical testing and other research and development activities with respect to our three lead product candidates as well as other potential product candidates and for working capital and other general corporate purposes. See “Use of proceeds.”

Proposed Nasdaq National Market symbol	NRPH

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of common stock to be outstanding immediately after the offering is based upon 26,212,446 shares outstanding as of May 3, 2004. The number of shares to be outstanding after this offering excludes:

➢	1,338,126 shares of common stock issuable upon the exercise of stock options outstanding as of May 3, 2004 at a weighted average exercise price of $1.56 per share; and

➢	a total of 1,911,874 shares reserved for issuance under our Incentive Compensation Plan.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase up to                      additional shares of common stock to cover over-allotments.

Carrierwave™ is a trademark of our company. This prospectus also contains trademarks, trade names and service marks of other companies, including Adderall®, Anexsia®, Avinza®, Concerta®, Cylert®, Demerol®, Dextrostat®, Dexedrine®, Duragesic®, Endocet®, Hydrocet®, Lortab®, MS Contin®, Norco®, OxyContin®, Ritalin®, Strattera®, Vicodin® and Vicoprofen®, which are the property of their respective owners.

Summary consolidated financial data

The following summary consolidated financial data for the years ended December 30, 2001, December 29, 2002 and December 28, 2003 have been derived from our audited consolidated financial statements. The summary financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements, as well as “Management’s discussion and analysis of financial condition and results of operations,” appearing elsewhere in this prospectus.

	Years ended
Statements of operations data(1):	December 30, 2001	December 29, 2002	December 28, 2003

	(in thousands, except share and per share data)
Sales, net	$241	$177	$—

Operating costs and expenses:
Cost of goods sold	105	51	—
Net sales returns of drug unavailable for sale	641	—	—
Selling, general and administrative	4,284	1,940	1,529
Research and development	3,909	2,683	3,139
Depreciation and amortization of property and equipment	163	175	140
Amortization of intangible assets	39	39	—

Total operating expenses	9,141	4,888	4,808

Operating loss	(8,900)	(4,711)	(4,808)

Other income (expense):
Loss on sale of property and equipment	—	(89)	—
Interest expense	(132)	(59)	(13)
Interest income	102	30	4

Total other expense, net	(30)	(118)	(9)

Net loss	$(8,930)	$(4,829)	$(4,817)

Net loss per share (basic and diluted)	$(.56)	$(.23)	$(.20)

Weighted average number of common shares outstanding (basic and diluted)	15,961,198	21,379,826	23,685,631

	As of December 28, 2003
Balance sheet data:	Actual	As adjusted(2)

	(in thousands)
Cash and cash equivalents	$264	$
Working capital (deficit)	(1,422)
Total assets	636
Total shareholders’ equity (deficit)	(1,139)

(1)	All of our sales, net recognized in the fiscal years ended December 30, 2001 and December 29, 2002 were from sales of drugs from our sales and distribution business, which was transferred to an affiliated party at the end of 2002.
(2)	As adjusted to give effect to the sale of the shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses and expect to incur losses for the foreseeable future. We may never generate revenues or, if we are able to generate revenues, achieve profitability.

We are focused on product development, and we have not generated any revenues to date utilizing our Carrierwave™ technology. Since 1997, we have incurred losses in each year of our operations, and we expect to continue to incur operating losses for the next several years. These operating losses have adversely affected and are likely to continue to adversely affect our working capital, total assets and shareholders’ equity.

The process of developing our products requires significant clinical, development and laboratory testing and clinical trials. In addition, commercialization of our product candidates will require that we obtain necessary regulatory approvals and establish sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others. We expect to incur substantial losses for the foreseeable future as a result of anticipated increases in our research and development costs, including costs associated with conducting preclinical testing and clinical trials, and regulatory compliance activities. We have incurred operating losses of approximately $8.9 million for the fiscal year ended December 30, 2001, $4.7 million for the fiscal year ended December 29, 2002 and $4.8 million for the fiscal year ended December 28, 2003, and at December 28, 2003 we had an accumulated deficit of approximately $25.6 million. Our net cash used in operations during the first three months of 2004 was $1.7 million. We expect our average monthly net cash used in operations to increase during the remainder of 2004.

Our ability to generate revenues and achieve profitability will depend on numerous factors, including success in:

➢	developing and testing product candidates;

➢	receiving regulatory approvals;

➢	commercializing our products; and

➢	establishing a favorable competitive position.

Many of these factors will depend on circumstances beyond our control. We cannot assure you that we will ever have a product approved by the FDA, that we will bring any product to market or, if we are successful in doing so, that we will ever become profitable.

Our product candidates are based on a technology that could ultimately prove ineffective.

Our product candidates are created using our proprietary Carrierwave technology. Our test results to date are limited to laboratory tests and preclinical trials in animals, and we have not fully characterized

Risk factors

the mechanism of absorption of our prodrugs. While our preliminary studies in animals have supported our belief that our product candidates are as efficacious as the originally-approved drugs in addition to offering abuse resistance and overdose protection, we have not tested our product candidates in humans, other than in a recently-initiated pharmacokinetic study of NRP104. We have not yet received results from this initial clinical trial. The preclinical results that we have obtained to date may not be indicative of results we may attain in future preclinical studies or in clinical trials. Ultimately, our research and preclinical findings, which currently indicate that our Carrierwave technology possesses beneficial properties, may prove to be incorrect, in which case the product candidates created using our Carrierwave technology may not differ substantially from competing drugs and may in fact be inferior to them. If these products are substantially identical or inferior to drugs already available, the market for our Carrierwave drugs would be reduced or eliminated.

We may not be able to prove that our product candidates are safe. Our product candidates will require additional laboratory, animal and human testing. If we find that any product is not safe, we will not be able to commercialize the product. The safety of our Carrierwave formulations may vary with each drug and the ingredients used in each formulation, and therefore even if safety is established for one of our prodrugs, this would not necessarily be predictive of the safety of any of our other product candidates, which would need to be separately established.

Our product candidates are at an early stage of development. If we are unable to develop and commercialize our product candidates successfully, we may never generate revenues or, if we are able to generate revenues, achieve profitability.

We have not commercialized any products or recognized any revenue from product sales utilizing our Carrierwave technology. All of the compounds produced using our Carrierwave technology are in early stages of development. Only our lead product candidate, NRP104, is currently being tested in a clinical trial. We expect to file Investigational New Drug (IND) applications to allow for clinical testing of our other lead product candidates, NRP290 and NRP369, beginning in late 2004 and 2005, respectively. Once an IND is filed with the FDA, the IND will ordinarily become effective 30 days following receipt by the FDA. However, if the results of the preclinical investigations are not deemed adequate to support these applications, the FDA may place an IND on “clinical hold” until the sponsor generates and supplies the FDA with additional data. In the case of a “clinical hold,” the sponsor of the IND is prohibited from commencing the clinical studies until the “clinical hold” has been removed by the FDA.

We must conduct significant additional research and development activities before we will be able to apply for regulatory approval to commercialize any products utilizing our Carrierwave technology. We must successfully complete adequate and well-controlled studies designed to demonstrate the safety and efficacy of the product candidates and obtain regulatory approval before we are able to commercialize these product candidates. Because of the lack of external funding for these development programs, we may not be able to fund all of these programs to completion or provide the support necessary to perform the clinical trials, seek regulatory approvals or market any approved products. Even if we succeed in developing and commercializing one or more of our product candidates utilizing our Carrierwave technology, we may never generate sufficient or sustainable revenue to enable us to be profitable.

If competitors commercialize drugs superior to our product candidates or receive FDA approval before we do for a drug that is similar to any of our product candidates, the market for our product candidates would be reduced or eliminated and our ability to obtain approval for our other products may be delayed.

We have devoted substantial research efforts and capital to the development of our Carrierwave technology and our lead product candidates. If a competitor produces and commercializes products or methods of delivery that provide superior safety, effectiveness or other significant advantages over our

Risk factors

product candidates, the value of our product candidates would be substantially reduced. As a result, we would need to conduct substantial new research and development activities to establish new product targets, which would be costly and time consuming. In the event we are unable to establish new product targets, we would be unable to generate sources of revenue.

Additionally, if a competitor receives FDA approval before we do for a drug that is similar to one of our product candidates, FDA approval for our product candidate may be precluded or delayed due to periods of non-patent exclusivity and/or the listing with the FDA by the competitor of patents covering its newly-approved drug product. Periods of non-patent exclusivity for new versions of existing drugs such as our current product candidates can extend up to three and one-half years. See “Business—Government Regulation.”

If we fail to protect our intellectual property rights, our ability to pursue the development of our technologies and products would be negatively affected.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies to produce and market drugs in direct competition with us and erode our competitive advantage. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. Many companies have had difficulty protecting their proprietary rights in these foreign countries. We may not be able to prevent misappropriation of our proprietary rights.

Patent positions can be uncertain and involve complex legal and factual questions. We can protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. To date, we hold one issued United States patent related to our core Carrierwave technology. In addition to the core patent, we have two issued patents for an earlier developed delivery technology related to Carrierwave. We have applied for additional patents relating to our technologies and our products and plan to file additional patent applications in the future. Others may challenge our patents, or our patent applications may not result in issued patents. Moreover, any patents issued to us may not provide us with meaningful protection, or others may challenge, circumvent or narrow our patents. Third parties may also independently develop products similar to our products, duplicate our unpatented products or design around any patents on products we develop. Additionally, extensive time is required for development, testing and regulatory review of a potential product. While extensions of patent term due to regulatory delays may be available, it is possible that, before any of our product candidates can be commercialized, any related patent, even with an extension, may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.

In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions, and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology, and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to our trade secrets, which could impair any competitive advantage we may have.

We have not commissioned an extensive freedom to practice, validity and enforceability investigation on our Carrierwave technology or product candidates, and we may be held to infringe the intellectual property rights of others.

Our patent, prior art and infringement investigations have been conducted primarily by us. Although we have consulted with our patent counsel in connection with our intellectual property investigations, our

Risk factors

patent counsel has not undertaken an extensive independent analysis to determine whether our Carrierwave technology infringes upon any issued patents or whether our issued patents or patent applications relating to our Carrierwave technology could be invalidated or rendered unenforceable for any reason or could be subject to interference proceedings. There may be patents or patent applications of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents. Third party patents may impair or block our ability to conduct our business.

Claims may be asserted against us that our products or technology infringes patents or other intellectual property owned by others. Also, a third party may assert that our patents are invalid or unenforceable. We may be exposed to future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others. In the event of litigation, any claims may not be resolved in our favor. Any litigation or claims against us, whether or not valid, may result in substantial costs, could place a significant strain on our financial resources, divert the attention of management and harm our reputation. In addition, intellectual property litigation or claims could result in substantial damages and force us to do one or more of the following:

➢	cease making, using, selling, offering to sell or importing any products that infringe a third party’s intellectual property;

➢	obtain a license or an assignment from the holder of the infringed intellectual property right, which license or assignment may be costly or may not be available on reasonable terms, if at all; or

➢	redesign our products, which would be costly and time-consuming and may not be possible.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

Competitors may infringe our patents, and we may file infringement claims to counter infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought before the U.S. Patent and Trademark Office may be necessary to determine priority of invention with respect to our patents or patent applications. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the price of our common stock could be adversely affected.

If preclinical testing or clinical trials for our product candidates are unsuccessful or delayed, we will be unable to meet our anticipated development and commercialization timelines.

Our potential drug products require preclinical testing and clinical trials prior to submission of any regulatory application for commercial sales. We only commenced clinical trials of our most advanced

Risk factors

product candidate, NRP104, in April 2004 and as a result have very limited experience conducting clinical trials. We do not currently employ any clinical trial managers. We rely and expect to continue to rely on third parties, including clinical research organizations and outside consultants, to conduct, supervise or monitor some or all aspects of preclinical testing or clinical trials involving our product candidates. We have less control over the timing and other aspects of these preclinical testing or clinical trials than if we performed the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our preclinical testing or clinical trials on our anticipated schedule or, for clinical trials, consistent with a clinical trial protocol. Delays in preclinical and clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the clinical trials may also ultimately lead to denial of regulatory approval of a product candidate.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

➢	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

➢	reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

➢	manufacturing sufficient quantities of a product candidate; and

➢	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

Once a clinical trial has begun, it may be delayed, suspended or terminated by us or the FDA or other regulatory authorities due to a number of factors, including:

➢	ongoing discussions with the FDA or other regulatory authorities regarding the scope or design of our clinical trials;

➢	failure to conduct clinical trials in accordance with regulatory requirements;

➢	lower than anticipated recruitment or retention rate of patients in clinical trials;

➢	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

➢	lack of adequate funding to continue clinical trials; or

➢	negative results of clinical trials.

If clinical trials are unsuccessful, and we are not able to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize these products, and therefore may not be able to generate sufficient revenues to support our business.

The FDA has the authority to inspect a company’s manufacturing and testing processes. In late April 2004, representatives of the FDA inspected our laboratory facility in Blacksburg, Virginia. In connection with this inspection, the FDA issued an observation on Form FDA 483 relating to our conduct of pharmacokinetic studies on thyroid compounds in humans in 2001. We did not submit IND applications before conducting these studies because we believe that the studies were exempt from the IND requirements under FDA regulations. We have responded to this observation and believe that we adequately explained the basis for our conduct of these studies. The FDA may take enforcement action against us, although we do not believe that any such action would have a material effect on our ongoing business.

Risk factors

If we are unable to file for approval under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act (the FFDCA) or if we are required to generate additional data related to safety and efficacy in order to obtain approval under Section 505(b)(2), we may be unable to meet our anticipated development and commercialization timelines.

Our current plans for filing NDAs for our products include efforts to minimize the data we will need to generate in order to obtain marketing approval for our products and to obtain shortened review of the applications. We plan to submit our NDAs under Section 505(b)(2) of the FFDCA, under which applicants seek to rely in part on data and information that were generated in connection with previously-approved drug products. Depending on the third-party data relied upon, and the possibility that non-patent or patent exclusivity limitations may apply to products that were the subject of the studies in which those data were generated, approval of our products under Section 505(b)(2) may be precluded or delayed. In addition, even if a Section 505(b)(2) approval is available, the FDA has broad discretion to require us to generate additional data related to the safety and efficacy of our products to supplement those third-party data on which we may be permitted to rely. In either event, we could be required, before obtaining marketing approval for any of our products, to conduct substantial new research and development activities beyond those in which we currently plan to engage in order to obtain approval of our products, which would be costly and time consuming. We may not be able to obtain shortened review of our applications, and the FDA may not agree that our products qualify for marketing approval. If we are required to generate additional data to support approval, we may be unable to meet our anticipated development and commercialization timelines, may be unable to generate the additional data at a reasonable cost, or at all, and may be unable to obtain marketing approval of our products.

If NRP104 is scheduled by the DEA in Schedule II under the Controlled Substances Act (CSA), the potential market for the drug may be significantly reduced.

The drug products with which our lead product candidate NRP104 is expected to compete are amphetamine products currently classified by the DEA under the CSA on Schedule II, the most restrictive schedule applicable to drug products marketed for legitimate medical use. The DEA has concluded that, based on its chemical structure, NRP104 is not a scheduled substance at the present time. Our commercialization strategy for this product depends in large part on our ability to obtain approval to market the drug either as an unscheduled drug or as a drug classified by the DEA in a less restrictive schedule than Schedule II. A decision as to whether and how NRP104 should be scheduled at the time it is approved for commercial sale will be made by the DEA based on the medical and scientific determinations of the FDA which, in turn, will be based in large part on data we generate regarding the relative potential for abuse of the drug compared to existing Schedule II drugs. If the determination is made that the drug should be controlled in Schedule II, the potential market for our drug may be significantly reduced, which may have a material adverse effect on us. We cannot predict the outcome of the studies of the potential for abuse of our drug or of the consideration by the FDA and the DEA of the results of those studies.

If we cannot obtain timely enactment of any necessary changes in the CSA scheduling status of our lead product candidate, we may be forced to delay commercial sale of that product beyond the date on which the product would otherwise be eligible for FDA approval.

The DEA has indicated that NRP104 is not a scheduled drug at the present time. Based on data generated in our studies of the potential for abuse, however, and on the fact that the drug is designed to deliver quantities of amphetamine, the FDA and the DEA may, pursuant to their statutory

Risk factors

responsibilities under the CSA, conclude that the drug should be scheduled in one of the CSA schedules at the time it is first approved for commercial sale. The process for scheduling a drug under these circumstances involves the forwarding by the FDA to the DEA of its medical and scientific findings, and its recommendation that the drug be scheduled on the appropriate schedule level. The DEA then publishes a notice in the Federal Register of a proposal to place the drug in an appropriate CSA schedule. Interested persons are then afforded an opportunity to comment on the proposal and to request a hearing. After consideration of the comments received, and potentially the holding of a formal administrative hearing, the DEA then publishes a regulation placing the drug in an appropriate CSA schedule. If the FDA is unwilling to permit the sale of the drug until it is placed in an appropriate CSA schedule, it may not grant NDA approval until completion of scheduling proceedings by the DEA. We intend to seek timely conclusion of any consideration of the CSA scheduling of NRP104 so that these considerations do not result in any delay in our ability to market the drug. Because of the opportunity for public participation in the process, however, we cannot predict how long the FDA and the DEA may take to conclude any scheduling actions with respect to the drug that they may believe are warranted.

We have relied on Third Security, LLC to provide us with general and administrative services. If we are unable to establish and maintain the necessary infrastructure to be self-sufficient and meet the demands of a public company, our business will be adversely affected.

We have historically relied on Third Security for accounting, finance, information technology, human resources and executive management services. Third Security is owned by Randal J. Kirk, the Chairman of our board of directors and our President and Chief Executive Officer, who will own approximately         % of our common stock after this offering. In anticipation of this offering, we plan to add personnel and information systems sufficient to perform most of these functions ourselves, although we may experience transition problems in doing so. Upon the closing of this offering, we intend to enter into an administrative services agreement with Third Security pursuant to which Third Security will continue to provide support for tax, legal and market research functions as well as provide the miscellaneous services that we may need from time to time until the earlier of 12 months after the completion of this offering or our termination of the agreement. We intend to negotiate the administrative services agreement on terms that are comparable with those that we would have entered into with an unaffiliated third party, and the agreement will be subject to the approval of the independent members of our board of directors. See “Relationships and related party transactions.”

As a public company, we will need to meet stringent reporting obligations as well as comply with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission (SEC) and The Nasdaq National Market. Such requirements will place significant additional demands on our management and financial and accounting staff, on our financial, accounting and information systems and on our internal controls. Although we intend to hire financial, accounting and administrative personnel prior to completion of the offering, we will need to expend significant additional resources to expand our management team and build the financial, accounting and information systems and internal controls necessary for a public company.

Our executive officers and other key personnel are critical to our business, and our future success depends on our ability to retain them.

We are highly dependent on the principal members of our scientific and management team. In order to pursue our product development, marketing and commercialization plans, we will need to hire additional personnel with experience in clinical testing, government regulation, manufacturing, marketing and business development. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among biotechnology, pharmaceutical and healthcare companies,

Risk factors

universities and non-profit research institutions. We are not aware of any present intention of any of our key personnel to leave our company or to retire. However, we have no employment agreements with our executive officers or other key employees, who may terminate their employment at any time without advance notice. We do not currently have key personnel insurance on any of our officers or employees. The loss of any of our key personnel, or the inability to attract and retain qualified personnel, may significantly delay or prevent the achievement of our research, development or business objectives and could materially adversely affect our business, financial condition and results of operations.

We rely on third parties to manufacture the compounds used in our trials, and we intend to rely on them for the manufacture of any approved products for commercial sale.

We have no manufacturing facilities, and we have no experience in the clinical or commercial-scale manufacture of drugs or in designing drug manufacturing processes. Certain specialized manufacturers provide us with modified and unmodified pharmaceutical compounds, including finished products, for use in our preclinical and clinical studies. If we fail to contract for manufacturing on acceptable terms or if third-party manufacturers do not perform as we expect, our development programs could be materially adversely affected. This may result in delays in filing for and receiving FDA approval for one or more of our products. Any such delays could cause our prospects to suffer significantly.

We intend to rely on third parties to manufacture some or all of our products that reach commercialization. We believe that there are a variety of manufacturers that we may be able to retain to produce these products. However, once we retain a manufacturing source, if our manufacturers do not perform in a satisfactory manner, we may not be able to develop or commercialize potential products as planned.

Our reliance on third-party manufacturers exposes us to the following additional risks, any of which could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA or other regulatory agencies or the commercialization of our products, result in higher costs or deprive us of potential product revenues:

➢	Manufacturers are obligated to operate in accordance with FDA-mandated current good manufacturing practices, or cGMP, requirements. A failure of any of our third party manufacturers to establish and follow cGMP requirements and to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for our products, and may cause delays or interruptions in the availability of our products for commercial distribution following FDA approval.

➢	Replacing our third party manufacturers or contracting with additional manufacturers may require re-validation of the manufacturing processes and procedures in accordance with cGMP and compliance with supplemental approval requirements. Any such necessary re-validation and supplemental approvals may be costly and time-consuming.

Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA, the DEA and corresponding state and foreign agencies to ensure strict compliance with cGMP requirements and other requirements under Federal drug laws, other government regulations and corresponding foreign standards. If our third-party manufacturers or we fail to comply with applicable regulations, sanctions could be imposed on us, including fines, injunctions, civil penalties, failure by the government to grant marketing approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions.

Risk factors

We may need additional capital in the future. If additional capital is not available or is available at unattractive terms, we may be forced to delay or curtail the development of our product candidates.

In order to develop and bring our product candidates to market, we must commit substantial resources to costly and time-consuming research, preclinical and clinical trials and marketing activities. While we anticipate that our existing cash and cash equivalents, including the net proceeds of this offering, and interest earned on such proceeds, will enable us to maintain our current operations for at least the next 24 months, we may need to raise additional funding sooner, particularly if our business or operations change in a manner that consume available resources more rapidly than we anticipate. Our requirements for additional capital will depend on many factors, including:

➢	successful commercialization of our product candidates;

➢	continued progress of research and development of product candidates utilizing our Carrierwave technology;

➢	the time and costs involved in obtaining regulatory approval for our product candidates;

➢	costs associated with protecting our intellectual property rights;

➢	development of marketing and sales capabilities;

➢	payments received under future collaborative agreements, if any; and

➢	market acceptance of our products.

On April 23, 2004, we entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership, an entity controlled by our current Chairman, President and Chief Executive Officer, Randal J. Kirk. Under the terms of the credit agreement, the partnership has provided an irrevocable line of credit to us for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by us for general working capital and operating expenses. Amounts advanced to us under this credit agreement bear interest at 12% and payments made by us are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of our common stock. We will have no committed sources of additional capital immediately following our initial public offering. To the extent our capital resources are insufficient to meet future capital requirements, we will need to raise additional funds to continue the development of our product candidates. Funds may not be available to us on favorable terms, if at all. To the extent we raise additional capital through the sale of equity securities, the issuance of those securities could result in dilution to our shareholders. In addition, if we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. If adequate funds are not available, we may be required to curtail significantly our development and commercialization activities. In addition, we may be required to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We face intense competition in the markets targeted by our lead product candidates. Many of our competitors have substantially greater resources than we do, and we expect that all of our product candidates under development will face intense competition from existing or future drugs.

We expect that all of our product candidates under development will face intense competition from existing or future drugs marketed by large companies. The market for stimulants to treat ADHD and opioids to treat acute and chronic pain are well developed and populated with established drugs marketed by large

Risk factors

pharmaceutical, biotechnology and generic drug companies. In addition, a pharmaceutical company such as ours must keep pace with rapid technological change and face intense competition. We also compete with market participants for funding, access to new technology, research personnel and product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing competitive alternatives to our products and technologies. In addition, we are aware of other technologies being developed to address some of the drawbacks of currently marketed drugs that we are seeking to address, and competitors may be able to bring such technologies to market faster than us, thereby reducing the value of our product candidates.

Our competitors may:

➢	successfully market products that compete with our products;

➢	successfully identify drug candidates or develop products earlier than we do;

➢	obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do; or

➢	develop products that are more effective, have fewer side effects or cost less than our products.

These competitive factors could adversely affect our ability to commercialize products and achieve revenue and profits.

Even if we obtain regulatory approval to market our product candidates, our product candidates may not be accepted by the market.

Even if we obtain regulatory approval to market our product candidates, our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any pharmaceutical product that we develop will depend on a number of factors, including:

➢	cost-effectiveness;

➢	the safety and effectiveness of our products, including any potential side effects, as compared to alternative products or treatment methods;

➢	the timing of market entry as compared to competitive products;

➢	the rate of adoption of our products by doctors and nurses;

➢	product labeling or product insert required by the FDA for each of our products;

➢	determination of scheduled or unscheduled status by the FDA and DEA;

➢	reimbursement policies of government and third-party payors;

➢	effectiveness of our sales, marketing and distribution capabilities and the effectiveness of such capabilities of our collaborative partners, if any; and

➢	unfavorable publicity concerning our products or any similar products.

Our product candidates, if successfully developed, will compete with a number of products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and utilize

Risk factors

any of our product candidates. Physicians may not be inclined to prescribe the drugs created utilizing our Carrierwave technology unless our drugs bring substantial and demonstrable advantages over other drugs currently-marketed for the same indications. If our products do not achieve market acceptance, we will not be able to generate significant revenues or become profitable.

If we fail to establish marketing, sales and distribution capabilities, or fail to enter into arrangements with third parties, we will not be able to create a market for our products.

We do not have any sales, marketing or distribution capabilities. In order to generate sales of any product candidates that receive regulatory approval, we must either acquire or develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or make arrangements with third parties to perform these services for us. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and defer our product development efforts. To the extent that we enter into marketing and sales arrangements with other companies, our revenues will depend on the efforts of others. These efforts may not be successful. If we fail to develop sales, marketing and distribution channels, or enter into arrangements with third parties, we will experience delays in product sales and incur increased costs.

In the event that we are successful in bringing any products to market, our revenues may be adversely affected if we fail to obtain acceptable prices or adequate reimbursement for our products from third party payors.

Our ability to commercialize pharmaceutical products successfully may depend in part on the availability of reimbursement for our products from:

➢	government and health administration authorities;

➢	private health insurers; and

➢	other third party payors, including Medicare.

We cannot predict the availability of reimbursement for newly approved health care products. Third party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third party payors increasingly are limiting both coverage and the level of reimbursement for new drugs. Third party insurance coverage may not be available to patients for any of our products.

The continuing efforts of government and third party payors to contain or reduce the costs of health care may limit our commercial opportunity. If government and other third party payors do not provide adequate coverage and reimbursement for any prescription product we bring to market, doctors may not prescribe them or patients may ask to have their physicians prescribe competing drugs with more favorable reimbursement. In some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. In addition, we expect that increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we receive for any products in the future. Further, cost control initiatives could impair our ability to commercialize our products and our ability to earn revenues from this commercialization.

Risk factors

We could be forced to pay substantial damage awards if product liability claims that may be brought against us are successful.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims and financial losses resulting from the use or sale of our products. We have obtained limited product liability insurance coverage for our clinical trials of $10 million per occurrence and in the aggregate, subject to a deductible of $50,000 per occurrence and $500,000 per year in the aggregate. However, such insurance may not be adequate to cover any claims made against us. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

We use hazardous chemicals in our business. Potential claims relating to improper handling, storage or disposal of these chemicals could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous chemicals. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination from or discharge of hazardous materials and any resultant injury. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Compliance with environmental laws and regulations may be expensive. Current or future environmental regulations may impair our research, development or production efforts. We might have to pay civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials.

If we enter into collaborations with third parties, they might also work with hazardous materials in connection with our collaborations. We may agree to indemnify our collaborators in some circumstances against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

If we retain collaborative partners and our partners do not satisfy their obligations, we will be unable to develop our partnered product candidates.

Currently, we do not have any collaborative agreements. In the event we enter into these agreements, we may not have day-to-day control over the activities of our collaborative partners with respect to any of these product candidates. Any collaborative partner may not fulfill its obligations under these agreements. If a collaborative partner fails to fulfill its obligations under an agreement with us, we may be unable to assume the development of the products covered by that agreement or enter into alternative arrangements with a third party. In addition, we may encounter delays in the commercialization of the product candidate that is the subject of the agreement. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements will be dependent on the efforts of our collaborative partner. We could also become involved in disputes with a collaborative partner, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration. In addition, any such dispute could diminish our collaborators’ commitment to us and reduce the resources they devote to developing and commercializing our products. Conflicts or disputes with our collaborators, and competition from them, could harm our relationships with our other collaborators, restrict our ability to enter future collaboration agreements and delay the research, development or commercialization of our product candidates. If any collaborative partner terminates or breaches its agreement, or otherwise fails to complete its obligations in a timely manner, our chances of successfully developing or commercializing these product candidates would be materially and adversely affected. We may not be able to enter into collaborative agreements with partners on terms favorable to us, or at all. Our inability to enter into collaborative

Risk factors

arrangements with collaborative partners, or our failure to maintain such arrangements, would limit the number of product candidates that we could develop and ultimately, decrease our sources of any future revenues.

RISKS RELATED TO THIS OFFERING

There has been no prior public market for our common stock, and you may not be able to resell shares of our common stock for a profit.

Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price with the underwriters. This price may not be the price at which the common stock will trade after this offering. The market price of our common stock may decline below the initial public offering price, and an active trading market may not develop after this offering. We cannot assure you of the extent to which an active trading market will develop or how liquid that market may become.

The market price of our common stock may experience extreme price and volume fluctuations due to a variety of factors, including:

➢	announcements of technological innovations or new products by us or our competitors;

➢	announcement of FDA approval or disapproval of our products or other product-related actions;

➢	decisions by the DEA regarding the assignment of scheduling to our products;

➢	developments involving our discovery efforts and clinical trials;

➢	developments or disputes concerning patents or proprietary rights, including announcements of infringement, interference or other litigation against us or our potential licensees;

➢	developments involving our efforts to commercialize our products, including developments impacting the timing of commercialization;

➢	announcements concerning our competitors, or the biotechnology, pharmaceutical or drug delivery industry in general;

➢	public concerns as to the safety or efficacy of our products or our competitors’ products;

➢	changes in government regulation of the pharmaceutical or medical industry;

➢	changes in the reimbursement policies of third party insurance companies or government agencies;

➢	actual or anticipated fluctuations in our operating results;

➢	changes in financial estimates or recommendations by securities analysts;

➢	developments involving corporate collaborators, if any;

➢	changes in accounting principles; and

➢	the loss of any of our key scientific or management personnel.

In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology and specialty pharmaceutical companies, particularly companies like ours without product revenues and earnings, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management’s attention and resources.

Risk factors

We do not anticipate paying dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. The success of your investment will likely depend entirely upon any future appreciation of the market price of our common stock. There is no guarantee that our common stock will appreciate in value after this offering or even maintain the price at which you purchased your shares.

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline.

Our quarterly operating results are likely to fluctuate in the future. These fluctuations could cause our stock price to decline. The nature of our business involves variable factors, such as the timing of the research, development and regulatory pathways of our product candidates, that could cause our operating results to fluctuate.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

If we or our existing shareholders sell a substantial number of shares of our common stock in the public market, our stock price may decline.

After this offering, we will have outstanding              shares of common stock. If we or our existing shareholders sell a large number of shares of our common stock, or the public market perceives that we or our existing shareholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares,              will generally be freely tradable 180 days after this offering. See “Shares eligible for future sale.”

In the future, we may issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, or to raise capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time.

Randal J. Kirk will control         % of our common stock and will be able to control or significantly influence corporate actions.

After this offering, Randal J. Kirk, the Chairman of our Board and our President and Chief Executive Officer, and shareholders affiliated with him will control approximately         % of our common stock, based on their beneficial ownership as of                     , 2004. Mr. Kirk will be able to control or significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of Mr. Kirk may not always coincide with the interests of other shareholders, and he may take actions that advance his interests to the detriment of our other shareholders.

Risk factors

Certain provisions of Virginia law, our articles of incorporation and bylaws make a takeover by a third party difficult and make it more difficult for our shareholders to remove our board of directors and management.

Certain provisions of Virginia law, the state in which we are incorporated, and our articles of incorporation and bylaws could hamper a third party’s acquisition of us, or discourage a third party from attempting to acquire control of us. These provisions include:

➢	a provision allowing our board of directors to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of our common stock. The issuance of preferred stock could adversely affect the rights and powers, including voting rights, of the holders of common stock;

➢	the requirement in our bylaws that shareholders provide advance notice when nominating our directors;

➢	the inability of shareholders to convene a shareholders’ meeting without the chairman of the board, the chief executive officer or a majority of the board of directors first calling the meeting; and

➢	the application of Virginia law prohibiting us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership, unless we meet certain criteria.

These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, these provisions make it more difficult for our shareholders, should they choose to do so, to remove our board of directors or management. See “Description of capital stock.”

We may spend a substantial portion of the net proceeds of this offering in ways which do not yield a favorable return.

We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We may not invest the proceeds from this offering in a manner that yields a favorable return.

Investors in this offering will experience immediate and substantial dilution of their investment.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of the outstanding common stock. Investors purchasing shares of common stock in this offering will incur immediate dilution in the amount of $             per share based upon an assumed initial public offering price of $             per share. See “Dilution.”

Information regarding forward-looking statements

This prospectus contains forward-looking statements. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

➢	the progress of our product development programs;

➢	the status of our preclinical and clinical development of potential drugs, clinical trials and the regulatory approval process;

➢	our estimates for future revenues and profitability;

➢	our estimates regarding our capital requirements and our needs for additional financing;

➢	the likely scheduling of product candidates;

➢	our ability to attract partners with acceptable development, regulatory and commercialization expertise;

➢	the likelihood of regulatory approval under Section 505(b)(2) under the FFDCA;

➢	the expected benefits of our Carrierwave technology such as abuse resistance and decreased toxicity; and

➢	our ability to obtain favorable patent claims.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk factors.” In addition, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the ADHD and pain management markets, have been obtained from independent industry sources, and have not been independently verified.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Use of proceeds

We estimate that the net proceeds we will receive from the sale of              shares of our common stock in this offering will be approximately $             million, or approximately $             million if the underwriters fully exercise their over-allotment option, in each case assuming an initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering as follows:

➢	for clinical trial expenses, preclinical testing and other research and development activities with respect to our three lead product candidates as well as other potential product candidates; and

➢	for working capital and general corporate purposes.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying a significant portion of the net proceeds of this offering.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. In addition, the terms of any future debt or credit facility may preclude us from paying dividends on our common stock.

Capitalization

The following table describes our capitalization as of December 28, 2003:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the sale of the shares of common stock by us in this offering, at an assumed initial public offering price of $ per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table together with the section of this prospectus under the heading “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 28, 2003
	Actual	As Adjusted

	(in thousands, except share and per share data)
Cash and cash equivalents	$264	$

Shareholders’ equity (deficit):
Preferred stock—unallocated, $0.001 par value per share; 25,000 shares authorized; none issued and outstanding, actual and as adjusted	$—		$—
Common stock, $0.001 par value per share; 50,000,000 shares authorized; 25,185,780 shares issued and outstanding, actual; and shares issued and outstanding, as adjusted	25
Additional paid-in capital	24,480
Accumulated deficit	(25,644)		(25,644)

Total shareholders’ equity (deficit)	(1,139)

Total capitalization	$(1,139)	$

The actual and as adjusted information set forth in the table excludes:

➢	1,328,126 shares of common stock issuable upon the exercise of options at a weighted average exercise price of $1.55 per share; and

➢	a total of 1,911,874 shares of common stock reserved for issuance under our Incentive Compensation Plan.

Dilution

Our net tangible book value as of December 28, 2003 was approximately $(1,139,000) or $(.05) per share of common stock. Net tangible book value represents the amount of our total tangible assets less total liabilities. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of the              shares of common stock by us assuming an initial public offering price of $             per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 28, 2003 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share of common stock to existing common shareholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 28, 2003	(.05)
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book value will increase to $             per share, representing an immediate increase to existing shareholders of $             per share, and there will be an immediate dilution of $             per share to new investors.

The following table summarizes, as of December 28, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, at an assumed public offering price of $             per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Total shares		Total consideration		Average price per share
	Number	%	Amount	%

Existing shareholders		%	$	%	$
New investors

Total		%	$	%

The tables and calculations above exclude:

➢	1,328,126 shares of common stock issuable upon the exercise of options at a weighted average exercise price of $1.55 per share; and

➢	a total of 1,911,874 shares of common stock reserved for issuance under our Incentive Compensation Plan.

If the underwriters exercise their over-allotment option in full, the following will occur:

➢	the percentage of shares of our common stock held by existing shareholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

➢	the number of shares of our common stock held by new investors will increase to , or approximately % of the total as adjusted number of shares of our common stock outstanding after this offering.

Selected consolidated financial data

We have derived the following statements of operations data for each of the three fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003 and the balance sheet data at December 29, 2002 and December 28, 2003 from the consolidated financial statements of New River Pharmaceuticals Inc. and Subsidiaries, which consolidated financial statements have been audited by KPMG LLP, independent auditors, and which consolidated financial statements and the report thereon we include elsewhere in this prospectus. We have derived our statements of operations data for the fiscal years ended January 2, 2000 and December 31, 2000 and the balance sheet data at January 2, 2000, December 31, 2000 and December 30, 2001 from our audited consolidated financial statements that we do not include in this prospectus. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

	Fiscal years ended
Statements of operations data(1):	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003

	(in thousands, except share and per share data)
Sales, net	$2,072	$1,957	$241	$177	$—
Operating costs and expenses:
Cost of goods sold	153	238	105	51	—
Net sales returns of drug unavailable for sale	—	—	641	—	—
Selling, general and administrative	1,486	2,087	4,284	1,940	1,529
Research and development	676	2,211	3,909	2,683	3,139
Depreciation and amortization of property and equipment	86	71	163	175	140
Amortization of intangible assets	166	166	39	39	—
Writeoff of intangible asset	—	1,355	—	—	—

Total operating expenses	2,567	6,128	9,141	4,888	4,808

Operating loss	(495)	(4,171)	(8,900)	(4,711)	(4,808)

Other income (expense):
Loss on sale of property and equipment	—	—	—	(89)	—
Interest expense	(123)	(110)	(132)	(59)	(13)
Interest income	67	153	102	30	4

Total other income (expense), net	(56)	43	(30)	(118)	(9)

Loss from continuing operations before income taxes	(551)	(4,128)	(8,930)	(4,829)	(4,817)

Income tax expense (benefit) from continuing operations	(198)	1,106	—	—	—

Loss from continuing operations	(353)	(5,234)	(8,930)	(4,829)	(4,817)
Loss from discontinued operations, net of income tax benefit of $1,140	(1,948)	—	—	—	—

Net loss	$(2,301)	$(5,234)	$(8,930)	$(4,829)	$(4,817)

Loss from continuing operations per share (basic and diluted)	$(.03)	$(.34)	$(.56)	$(.23)	$(.20)

Net loss per share (basic and diluted)	$(.18)	$(.34)	$(.56)	$(.23)	$(.20)

Weighted average number of common shares outstanding (basic and diluted)	12,838,918 (2)	15,293,200 (3)	15,961,198	21,379,826	23,685,631

(footnotes on following page)

Selected consolidated financial data

(1)	All of our sales, net recognized in the fiscal year ended January 2, 2000, December 31, 2000, December 30, 2001 and December 29, 2002 were from sales of drugs from our sales and distribution business, which was transferred to an affiliated party at the end of 2002.
(2)	As adjusted for a 100-for-1 stock split effective March 31, 1999, and a 1,000-for-1 stock split effective January 10, 2001.
(3)	As adjusted for a 1,000-for-1 stock split effective January 10, 2001.

	As of
Balance sheet data:	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003

	(in thousands)
Cash and cash equivalents	$3,348	$2,749	$3,088	$614	$264
Working capital (deficit)	3,589	2,992	916	(294)	(1,422)
Total assets	7,721	4,908	4,187	1,019	636
Long-term debt	814	543	5,271	—	—
Total shareholders’ equity (deficit)	5,857	3,121	(3,418)	90	(1,139)

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. See “Information regarding forward-looking statements.”

BACKGROUND

Since inception in 1996, our primary focus has been to develop safer and more effective versions of widely prescribed drugs. The development of our patented Carrierwave drug development platform has resulted from that focus. Our Carrierwave platform has yielded product candidates that are designed to improve upon pharmaceuticals that, in their existing form, have one or more of the following drawbacks: (1) potential for overdose; (2) potential for abuse and addiction; or (3) may be characterized as having high toxicity or suboptimal release profiles.

Our current lead products are analogs of existing drugs used in the treatment of pediatric attention deficit hyperactivity disorder (ADHD) and acute and chronic pain management.

We were incorporated in Virginia on August 22, 1996 for the purpose of acquiring certain pharmaceutical drugs and drug rights from an affiliated entity and to market those drugs. In connection with this transaction, we acquired the rights to certain drug research and technologies from the same affiliated entity with the intent to continue the research and development of those drugs. This research and development has led to the development of our Carrierwave drug development platform.

On May 26, 1999, we acquired control of a related entity, Biological & Popular Culture, Inc. (Biopop). On June 30, 1999, we merged the operations of Biopop into our operations. Biopop operated a medical telemarketing business and was developing various software products related to the operations of call centers. At the time of this merger, we intended to utilize these operations and systems to market our pharmaceutical products to physician offices and for separate commercialization. In July 1999, after more fully assessing the opportunities for commercialization of the Biopop products and for telemarketing our products, we decided to close the call center and abandon the software development efforts. In October 1999, we sold the call center assets to Biopop Integration Group, Inc, an entity affiliated with us through common ownership.

Prior to December 27, 2002, we had ownership rights to certain drugs, including a high-strength coated aspirin and a sublingual tablet for use in migraine headache therapy, that we minimally promoted. By the end of fiscal 2002, we determined that we should exit this business as it was diverting financial and management resources from our primary focus of developing products using our proprietary Carrierwave technology. As a result, on December 27, 2002, we transferred the assets of this drug promotion and distribution business, and its net liabilities of approximately $435,000, to an affiliate, Thyroid Marketing Company (TMC), in exchange for 100% of the outstanding common stock of TMC. Immediately after the transfer to TMC, we distributed the common stock of TMC to our shareholders. On December 30, 2002, TMC formed a new subsidiary, Harvest Pharmaceuticals Inc. (Harvest) and merged TMC into Harvest on December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

Throughout our history, we have incurred significant losses. We anticipate incurring additional losses, which may increase, for the foreseeable future. We may never become profitable. As of December 28, 2003, we had an accumulated deficit of approximately $25.6 million.

Revenues.    Exclusive of product sales generated by the business that was transferred to Harvest, we have not generated any operating revenues since inception. If our development efforts result in clinical success, regulatory approval and successful commercialization of our products, we could generate revenues from sales of our products. We do not expect to submit an application for regulatory approval for any of our product candidates before the end of 2005, and it could be later. If, as an alternative to commercializing a particular product, we enter into license agreements or other collaboration arrangements with corporate partners, we could recognize revenue from license fees, milestone payments or royalties from product sales. We do not currently intend to seek collaborative arrangements for our three lead product candidates. As a result, we do not anticipate any product revenues in the near term, and achieving other revenues will likely be dependent on entering into license or other collaborative agreements.

Selling, General and Administrative Expenses.    Selling general and administrative expenses consist primarily of legal costs associated with patent filings and ongoing litigation, board of director fees, insurance expense and stock-based compensation costs. Over the past two years, many of our administrative positions not directly supporting the research and development or regulatory affairs functions have been eliminated with essential administrative functions being performed by an affiliate, Third Security, LLC (Third Security). In the past, Third Security has provided support in the finance, accounting, taxation, legal, market research, information technology and human resources functions at no charge to us. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate the cost of these services provided by Third Security to have been approximately $160,000 for fiscal year 2001, $134,000 for fiscal year 2002 and $176,000 for fiscal year 2003. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2001, 2002 and 2003. Upon completion of this offering, Third Security will no longer provide these services at no charge to us. We intend to add the necessary infrastructure and personnel to be self-sufficient except for certain administrative services that Third Security will continue to provide for a fee under an administrative services agreement. Such agreement shall become effective upon the completion of this offering. Under the terms of this agreement, Third Security will continue to provide support for tax, legal and market research functions as well as provide other miscellaneous services that we may need from time to time. We expect that our general and administrative expenses will increase as we become subject to the reporting obligations applicable to public companies and add infrastructure and personnel in order to be self-sufficient.

Research and Development Expenses.    Our current research and development efforts are focused on developing our three lead product candidates. Our research and development expenses consist of direct and indirect costs. Our direct costs include salaries and related expenses for personnel, including stock-based compensation, costs of materials used in research and development, costs of facilities and external development costs that consist of fees paid to professional service providers for conducting various studies and trials. Indirect costs include various overhead costs. We believe that significant investment in product development is a competitive necessity, and we plan to continue these investments in order to be in a position to realize the potential of our product candidates and proprietary technologies.

We have commenced clinical trials for our product candidate NRP104 and plan to commence clinical trials for NRP290 and NRP369 over the next 12 to 24 months. Clinical trials can be very expensive. If these and additional necessary clinical trials are successful, we plan to prepare and submit applications to

Management’s discussion and analysis of financial condition and results of operations the FDA for marketing approval for our drug candidates. This process can entail significant costs. As a result of these and other factors, we expect our research and development expenses to increase significantly over the next 12 to 24 months.

We use our research and development employee and infrastructure resources across several projects, and many of our costs are not attributable to an individually-named project but are directed to broadly applicable research efforts. Accordingly, we do not account for internal research and development costs on a project-by-project basis, and we cannot state precisely the total costs incurred for each of our clinical and preclinical projects on a project-by-project basis.

Since our inception, the majority of our external development costs have been incurred in connection with the development of our Carrierwave technology and our earlier related iodothyronine technology. Accordingly, prior to 2003 we made no efforts to separate costs associated with the development of our iodothyronine technology from the development of our Carrierwave technology. Only recently did we begin applying the Carrierwave technology to our three lead product candidates. The following table shows, from inception, the total external development costs associated with (i) our Carrierwave technology and our earlier related iodothyronine technology, all of which costs are included in the Carrierwave line item in the table below, and (ii) each of our current lead product candidates.

	Fiscal years ended
	December 30, 2001	December 29, 2002	December 28, 2003	Inception to December 28, 2003

	(in thousands)
NRP104	$—	$—	$669	$669
NRP290	—	—	104	104
NRP369	—	—	—	—
Carrierwave	1,875	762	584	5,304

Total	$1,875	$762	$1,357	$6,077

We expect that a larger percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development programs rather than technology development. These expenditures are subject to numerous uncertainties relating to timing and cost to completion. We test compounds in numerous preclinical studies for safety, toxicology and efficacy. We expect then to conduct early-stage clinical trials for each drug candidate. We anticipate funding these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Completion of clinical trials may take several years or more, and the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate.

The commencement and completion of clinical trials for our products may be delayed by many factors, including lack of efficacy during clinical trials, unforeseen safety issues, slower than expected patient recruitment, or government delays. In addition, we may encounter regulatory delays or rejections as a result of many factors, including results that do not support the intended safety or efficacy of our product candidates, perceived defects in the design of clinical trials and changes in regulatory policy during the period of product development. As a result of these risks and uncertainties, we are unable to accurately estimate the specific timing and costs of our clinical development programs or the timing of material cash inflows, if any, from our product candidates. Our business, financial condition and results of operations may be materially adversely affected by any delays in, or termination of, our clinical trials or a determination by the FDA that the results of our trials are inadequate to justify regulatory approval, insofar as cash in-flows from the relevant drug or program would be delayed or would not occur.

Management’s discussion and analysis of financial condition and results of operations

Interest Income (Expense).    Interest income consists of interest earned on the short-term investment of our cash and cash equivalents. Interest expense consists of interest on long-term debt and capital lease obligations.

RESULTS OF OPERATIONS

We anticipate that our results of operations will fluctuate for the foreseeable future due to several factors, such as the progress of our research and development efforts and the timing and outcome of regulatory submissions. Due to these uncertainties, accurate predictions of future operations are difficult or impossible. Because we exited our drug promotion and distribution business at the end of 2002, our results of operations for the year ended December 28, 2003 are not comparable to the results of operations for the year ended December 29, 2002. In our discussion of the results of operations for the fiscal year ended December 28, 2003 compared to the results of operations for the fiscal year ended December 29, 2002, we identify the impact of exiting that business when it is material to the changes being discussed.

Fiscal Year Ended December 28, 2003 Compared to Fiscal Year Ended December 29, 2002

Revenues and Cost of Goods Sold.    All of our sales and cost of goods sold recognized in 2002 were from sales of drugs from our drug promotion and distribution business, which was transferred to Harvest at the end of fiscal 2002 and the stock of which was distributed to our shareholders. There are no results from the drug and distribution business included in our 2003 operating results, and we had no other revenues or cost of goods sold in 2003.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by $411,000, or 21.2%, to $1,529,000 for the fiscal year ended December 28, 2003 from $1,940,000 for the fiscal year ended December 29, 2002. Outside professional legal expenses for the fiscal year ended December 28, 2003 increased by $718,000 primarily due to a lawsuit that has since been settled in our favor. This increase was offset by decreases in payroll and related fringe benefits costs of $539,000 for the fiscal year ended December 28, 2003 and the elimination of costs associated with the drug promotion and distribution business transferred to Harvest, which totaled $418,000 for the fiscal year ended December 29, 2002. The decrease in payroll and related fringe benefits costs was due to the temporary elimination at the end of October 2002 of the Chief Financial Officer as a compensated position and the elimination of accounting staff in order to focus more of our financial resources on research and development activities. Essential functions previously performed by the Chief Financial Officer and accounting staff were subsequently performed by an affiliate, Third Security, at no charge to us. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate that the cost of these and other administrative services provided by Third Security to have been approximately $134,000 for the fiscal year ended December 29, 2002 and $176,000 for the fiscal year ended December 28, 2003. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2002 and 2003. The elimination of costs associated with the drug distribution business consisted primarily of personnel costs and related fringe benefits and insurance costs. Although not as significant as the decrease in payroll and fringe benefits costs, the remaining decreases for the fiscal year ended December 28, 2003 are also reflective of our decision to focus most of the our financial resources on research and development activities and to minimize other activities as much as possible.

Research and Development Expenses.    Research and development expenses increased $456,000, or 17.0%, to $3,139,000 for the fiscal year ended December 28, 2003 from $2,683,000 for the fiscal year

Management’s discussion and analysis of financial condition and results of operations ended December 29, 2002. An increase in external development costs of $595,000 primarily accounted for this net increase. Most of this increase was related to toxicity studies and active pharmaceutical ingredient manufacturing costs for our NRP104 compound. During 2002, our primary efforts were on internal research, the focus of which was to identify our lead compounds. During 2003, that process was concluded and external development work increased for our NRP104 and NRP290 compounds, thus accounting for the increase in such costs.

The following table shows the aggregate changes in our research and development expenses.

	Fiscal years ended
Research and development expenses	December 29, 2002	December 28, 2003

	(in thousands)
Direct project costs:
Personnel, benefits and related costs	$1,201	$1,235
Consultants, supplies, materials and other direct costs	644	480
External development costs	762	1,357

Total direct costs	2,607	3,072
Indirect costs	75	67

Total	$2,683	$3,139

Loss on Sale of Property and Equipment.    In 2002, we sold the furniture and equipment located in our former Bedminster, New Jersey administrative office at a loss of $89,000. It was our intention that this office serve as our corporate headquarters when we entered the lease in February 2001. We terminated this lease in February 2002. This office was closed in order to devote more of our financial resources to research and development activities.

Fiscal Year Ended December 29, 2002 compared to Fiscal Year Ended December 30, 2001

Revenues and Cost of Goods Sold.    All of our sales and cost of goods sold recognized in 2002 and 2001 were from sales of drugs from our drug promotion and distribution business, which was transferred to an affiliate, Harvest, at the end of fiscal 2002.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by $2,344,000, or 54.7%, to $1,940,000 for the fiscal year ended December 29, 2002 from $4,284,000 for the fiscal year ended December 30, 2001. A significant portion of this decrease was due to stock-based compensation expense of $879,000 incurred in 2001 that resulted from the conversion of fully-vested stock appreciation rights to stock options that had an exercise price below the fair value of our common stock at the time of the conversion. There was no stock-based compensation expense in 2002. The remaining decrease was due to the elimination of certain management positions in late 2001 and in 2002, the closing of our Bedminster, New Jersey office in February 2002 and a decrease in costs incurred in our drug promotion and distribution business, which we transferred to Harvest at the end of 2002. The President, Vice President of Marketing and the Vice President of Sales positions were eliminated in late 2001. The Chief Financial Officer and in-house patent counsel positions were eliminated in 2002. The total decrease in personnel and fringe benefits related costs associated with the elimination of these positions was approximately $912,000. The President, Vice President of Marketing and Vice President of Sales positions focused on our thyroid compound and its commercialization, which we are currently not pursuing. Essential functions performed by in-house patent counsel were outsourced to outside counsel on an as-needed basis. Essential functions performed by the Chief Financial Officer were transferred to

Management’s discussion and analysis of financial condition and results of operations an affiliate, Third Security, which provided these services to us at no charge. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate that the cost of these and other administrative services provided by Third Security to have been approximately $160,000 for the fiscal year ended December 30, 2001 and $134,000 for the fiscal year ended December 29, 2002. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2001 and 2002. We closed the New Jersey office and reduced the management positions to focus most of our financial resources on research and development activities. The costs associated with our drug promotion and distribution business were $600,000 for the fiscal year ended December 30, 2001 and $418,000 for the fiscal year ended December 29, 2002.

Research and Development Expenses.    Research and development expenses decreased $1,226,000, or 31.4%, to $2,683,000 for the fiscal year ended December 29, 2002 from $3,909,000 for the fiscal year ended December 30, 2001. A decrease in personnel, fringe benefits and related costs of $219,000 and a decrease in external development costs of $1,113,000 accounted for the net decrease. The decrease in personnel, fringe benefits and related costs was due primarily to stock-based compensation expense of $512,000 in 2001 compared to $0 in 2002. This decrease was offset by an increase in salaries and related fringe benefits for staff during 2002 compared to 2001. During 2001, we added staff throughout the year. Because of this addition of staff during 2001, we had a higher average number of employees for 2002 than for 2001. The decrease in external development costs was reflective of a change in focus. During 2001, much of our effort was on the development of our thyroid compound. During 2002, much of our focus was on internal research efforts to identify our lead amphetamine and narcotic compounds.

The following table shows the aggregate changes in our research and development expenses.

	Fiscal years ended
Research and development expenses	December 30, 2001	December 29, 2002

	(in thousands)
Direct project costs:
Personnel, benefits and related costs	$1,420	$1,201
Consultants, supplies, materials and other direct costs	558	644
External development costs	1,875	762

Total direct costs	3,853	2,607
Indirect costs	56	76

Total	$3,909	$2,683

Loss on Sale of Property and Equipment.    In 2002, we sold the furniture and equipment located in our former Bedminster, New Jersey administrative office at a loss of $89,000. It was our intention that this office serve as our corporate headquarters when we entered the lease in February 2001. We terminated this lease in February 2002. This office was closed in order to devote more of our financial resources to research and development activities.

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

Our operations from 2001 through 2003 have been funded with proceeds of approximately $12.4 million, raised from various common stock issuances during the period as follows:

Fiscal year	Number of shares		Price per share	Amount

2001	300,000		$3.33	$1,000,000
2002	2,245,000		$1.25	$2,806,250
2002	4,077,720	*	$1.25	$5,097,151
2003	2,823,200		$1.25	$3,529,000

	9,445,920			$12,432,401

*	Represents shares issued upon the conversion of a convertible promissory note by RJK, L.L.C., an entity controlled by Mr. Kirk, our Chairman, President and Chief Executive Officer, in the original amount of $5,000,000 plus accrued interest of $97,151. We received the $5,000,000 of proceeds from the note issuance in August 2001.

As of December 28, 2003, we had an outstanding loan in the amount $350,000 from Kirkfield, LLC, an affiliated entity controlled by Mr. Kirk. The loan bore interest at prime and was payable upon demand. We repaid the loan in April 2004, along with $1,450,000 of other loans made to us by Kirkfield, LLC in 2004 with the same interest and demand terms, with proceeds from an issuance of our common stock to a private equity fund managed by an affiliate of Mr. Kirk.

Our operations for the fiscal years 2001, 2002 and 2003 were supported in part by an affiliate, Third Security, who provided certain administrative services at no charge to us. Based on information provided by Third Security that included actual compensation and estimated time incurred by individuals performing such services, we estimate the cost of these services to have been approximately $160,000 for fiscal year 2001, $134,000 for fiscal year 2002 and $176,000 for fiscal year 2003. We believe that it is not practicable to estimate the cost for these services that we would have incurred if we had operated as an unaffiliated entity for fiscal years 2001 and 2002. Upon completion of this offering, those services will no longer be provided to us by Third Security at no charge to us. We intend to add the necessary personnel and infrastructure to be self-sufficient except for certain administrative services that Third Security will continue to provide for a fee under an administrative services agreement. Such agreement shall become effective upon this offering. Under the terms of this agreement, Third Security will continue to provide support for taxation, legal and market research functions as well as provide other miscellaneous services that we may need from time to time

At December 28, 2003, we had cash and cash equivalents of $264,000 compared to $614,000 at December 29, 2002. Our cash and cash equivalents are highly liquid investments in money market funds with a commercial bank. We maintain cash balances with financial institutions in excess of insured limits. We do not anticipate any losses with respect to such cash balances.

On April 23, 2004, we entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership (the Partnership), an entity controlled by Mr. Kirk. Under the terms of the credit agreement, the Partnership has provided an irrevocable line of credit to us for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by us for general working capital and operating expenses. Amounts advanced to us under this credit agreement bear interest at 12% and payments made by us are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of our common stock.

Management’s discussion and analysis of financial condition and results of operations

Cash used in operations was $4,886,000 for fiscal year 2002 and $4,045,000 for fiscal year 2003. The decrease in cash used in operations in 2003, despite the comparable operating expenses for the two periods, occurred primarily as a result of an increase in accounts payable, unpaid and accrued research and development expenses and other accrued expenses of $629,000 for the fiscal year ended December 28, 2003 compared to a net decrease of $276,000 for the fiscal year ended December 29, 2002. Cash provided by financing activities was $2,487,000 for fiscal year 2002 and $3,733,000 for fiscal year 2003. New issuances of our common stock were $2,806,000 for fiscal year 2002 and $3,529,000 for fiscal year 2003. Additionally, during 2003, we received a short-term demand loan in the amount of $350,000 from Kirkfield, LLC, an entity controlled by Mr. Kirk.

The following table summarizes our contractual obligations at December 28, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	2004	Thereafter

	(in thousands)
Short-term debt	$350	$350	$—
Operating lease obligations	51	51	—
Research and development contracts	721	721

Total contractual cash obligations	$1,122	$1,122	—

We do not have any long-term contractual or debt obligations. The short-term debt of $350,000 was repaid in April 2004 and the operating lease expires on July 31, 2004. Such lease is for our research and development facilities. We intend to negotiate for renewal of the lease upon its expiration and for successive one-year periods thereafter. We also have in-progress research and development contracts performed by third parties. As of December 28, 2003, we had commitments, which consist primarily of external development work, with third parties totaling approximately $1,345,000 of which approximately $721,000 had not yet been incurred. The commitments are cancelable by us at any time upon written notice.

We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to additional clinical trials and personnel. We expect that our general and administrative expenses will increase in the future as we expand our business development, legal and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors’ and officers’ insurance, investor relations programs and increased professional fees. In addition, certain services that have been provided to us by Third Security at no charge will now be charged to us under the terms of an administrative services agreement that will become effective upon the completion of this offering. Under the terms of this agreement, Third Security will continue to provide support for certain functions, such as taxation, legal and market research, as well as provide other miscellaneous services that we may need from time to time. We will add the necessary infrastructure and personnel to become self-sufficient for those functions that Third Security will no longer provide upon the completion of this offering, such as finance, accounting, human resources and information technology.

Our future capital requirements will depend on a number of factors, including the progress of our research and development of product candidates, the timing and outcome of regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the status of competitive products, the availability of financing and our success in developing markets for our product candidates. We believe our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund our operating expenses and capital equipment requirements for at least the next 24 months. Without the proceeds from

Management’s discussion and analysis of financial condition and results of operations this offering, we believe that our existing cash and cash equivalents, existing common stock subscription agreements and a $5,000,000 irrevocable line of credit with the Partnership, will be sufficient to fund our operating expenses and capital expenditures for at least the next 12 months.

To the extent our capital resources are insufficient to meet future capital requirements, we will need to raise additional capital or incur indebtedness to fund our operations. We cannot assure you that additional debt or equity financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Any future funding may dilute the ownership of our equity investors.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is currently confined to our cash and cash equivalents that have maturities of less than three months. We currently do not hedge interest rate exposure. We have not used derivative financial instruments. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on their realized value.

EFFECTS OF INFLATION

Our only liquid assets are cash and cash equivalents. Because of their liquidity, these assets should not be significantly affected by inflation. We also believe that we have intangible assets in the value of our intellectual property. In accordance with accounting principles generally accepted in the United States of America, we have not capitalized the value of this intellectual property on our consolidated balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets should not be significantly affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 addresses issues regarding the recognition, measurement and reporting costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS 146 includes costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees and termination benefits provided to employees who are involuntarily terminated under terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual compensation contract. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have an impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after

Management’s discussion and analysis of financial condition and results of operations

June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. We do not anticipate that the adoption of SFAS 150 will have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. In accordance with FIN 45, we are required to disclose the nature and potential future payments under existing guarantees. We had no guarantees within the scope of FIN 45 as of December 28, 2003.

In December 2003, the FASB issued FIN No. 46 (R), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (FIN 46 (R)). FIN 46 (R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For public companies FIN 46(R) is effective for all variable interest entities created or acquired either after March 15, 2004 for companies that are not small business issuers or December 15, 2004 for companies that are small business issuers. For nonpublic companies FIN 46(R) applies immediately to variable interest entities or potential variable interest entities created after December 31, 2003, or by the beginning of the first annual period beginning after December 15, 2004, to all other entities. We have not entered into any contractual relationships with a variable interest entity as of December 28, 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    Although we currently have no products available for sale, we do anticipate having products in the future. We anticipate that some of our sales will be to wholesalers who have the right to return purchased product. In accordance with SFAS No. 48, Revenue Recognition When the Right of Return Exists, until we have sufficient sales history to estimate product returns, we will have to defer recognition of revenue on such sales until the products are dispensed through patient prescriptions. Once we have obtained sufficient sales history to estimate product returns, under SFAS 48, we will be able to recognize revenue on product shipments, net of a reasonable allowance for estimated returns relating to these shipments.

Management’s discussion and analysis of financial condition and results of operations

Accrued Expenses.    As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our consolidated financial statements. Examples of estimated accrued expenses include professional service fees, such as fees of lawyers and contract service fees. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred or we under-or over-estimated the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

Stock-Based Compensation.    We have elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, Accounting for Stock-Based Compensation. In the notes to our financial statements we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements. The two factors which are most likely to affect charges or credits to operations related to stock-based compensation are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value. If our estimates of the fair value of these equity instruments are too high or too low, our expenses will be overstated or understated. Because shares of our common stock have not been publicly traded, we have valued our stock and stock option grants by considering comparative values of stock of public companies discounted for the risk and limited liquidity of our common stock, events that have occurred since the date of grants, economic trends and transactions involving the sale of our common stock to independent third parties.

Income Taxes.    As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We have not recorded any tax provision or benefit for the years ended December 28, 2003, December 29, 2002 and December 30, 2001. We have provided a valuation allowance for the full amount of our net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss carry forwards cannot be sufficiently assured. At December 28, 2003, we had federal net operating loss carry forwards of approximately $22.4 million available to reduce future taxable income, which will begin to expire in 2019. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carry forwards that can be used in future years.

Business

OVERVIEW

We are a specialty pharmaceutical company focused on developing safer and improved versions of widely-prescribed drugs in large and growing markets. Utilizing our proprietary Carrierwave™ technology, we are developing novel pharmaceuticals to address the significant drawbacks and adverse side effects of currently-marketed drugs. We are currently focused on developing compounds that would improve upon existing amphetamine and opioid analgesic drugs, which pose problems of overdose, abuse and addiction.

We believe our Carrierwave technology can be applied in various ways to improve existing drugs. These modifications are made by conjugating active pharmaceutical ingredients, like amphetamines and opioids, to adjuvants, which are substances designed to modify the action of active pharmaceutical ingredients in predictable ways. We refer to our Carrierwave compounds as “prodrugs” because they are, in effect, chemical precursors to their active pharmaceutical ingredients.

We are currently devoting our efforts to the development of our three lead product candidates. NRP104, our most advanced product candidate, is a prodrug of amphetamine. We initiated pharmacokinetic (PK) clinical trials on adults for NRP104 in April 2004. If the results of this trial are favorable, we intend to initiate clinical trials of NRP104 in children with ADHD. NRP290, our second product candidate, is a prodrug of hydrocodone, an opioid widely used to treat acute pain. We are currently conducting preclinical animal studies on NRP290. We anticipate filing an IND for NRP290 near the end of 2004. NRP369 is our third pipeline program. This program is focused on developing a prodrug of oxycodone, an opioid widely used to treat chronic pain. We are currently evaluating several prodrugs of oxycodone and anticipate commencing preclinical testing once we have selected a lead molecule, most likely in late 2004.

Our compounds are designed to confer overdose protection by restricting the release of the active pharmaceutical ingredient from the prodrug at greater than therapeutically prescribed amounts. Our prodrugs are also designed to be less prone to abuse and addiction by limiting the “rush” or “high” available from the active pharmaceutical ingredient released by the prodrug and limiting the ability of abusers to obtain greater doses of the active ingredient through alternative routes of administration or extraction techniques. As a result of these characteristics, we believe that our prodrugs may be subject to fewer restrictions by the DEA on their manufacture, distribution, prescribing and dispensing.

The active pharmaceutical ingredients in our Carrierwave compounds are well characterized and previously approved. As a result, we believe that our prodrugs may progress through a shorter development pathway than is typical for novel pharmaceuticals. We intend to seek FDA marketing approval of our Carrierwave compounds under Section 505(b)(2) of the FFDCA, which, if available to us would allow our application to reference data generated by others on previously approved drug products, rather than having to conduct long and costly trials to generate the data ourselves.

We believe that our Carrierwave compounds are new molecular entities relative to the drugs on which they are based. As such, we believe that our prodrugs could be eligible for composition of matter patent claims, despite the fact that the drugs on which the prodrugs are based are known. We have filed patent applications directed to each of our three lead product candidates.

We believe that our Carrierwave platform can be broadly applied to a number of generic and proprietary compounds to enhance their characteristics. Our Carrierwave platform could be applied either to develop

Business

new versions of existing generic drugs or to extend the lifecycles of proprietary drugs. We may enter into joint development agreements with third parties to create Carrierwave-based prodrugs of specific compounds or license our Carrierwave technology to third parties. We do not expect to provide licenses to our technology that would limit our ability to pursue the development of our own products.

Our company was formed in 1996 by Randal J. Kirk, our Chairman, President and Chief Executive Officer, and has historically been owned, funded and managed by Mr. Kirk and his affiliates for the purpose of developing our Carrierwave and other technology. We have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates.

MARKET OPPORTUNITY

We are currently developing novel pharmaceuticals for the large and growing markets for amphetamines and opioid analgesics. Amphetamine-based drugs are stimulants of the human nervous system that are widely prescribed to treat pediatric attention deficit hyperactivity disorder, or ADHD. Frost & Sullivan, an independent market research organization, estimates that ADHD drug therapies achieved sales of $1.2 billion within the United States in 2002 and forecasts ADHD therapies to reach sales of $3.0 billion by 2009. We believe that the market will grow as a result of, among other factors, better diagnostic and evaluation procedures and approval of these drugs for use in adults diagnosed with ADHD. Opioid-based drugs are analgesic pain relievers that are commonly prescribed for both acute and chronic pain. Frost & Sullivan estimates that the U.S. market for opioids grew 20% in 2002 to reach a market value of $4.3 billion and that it will grow to $7.3 billion by 2009. We expect this market will grow as a result of an aging population, changing attitudes toward pain management, improved diagnostics and treatment of chronic pain conditions, an increase in the number of surgical procedures, and the introduction of new forms of pain management.

Despite their effectiveness and widespread use, currently-marketed amphetamines and opioids suffer from significant medical and social drawbacks associated with the potential for abuse and toxicity. When taken at higher than prescribed doses, amphetamines can cause temporary feelings of exhilaration and increased energy and mental alertness, and opioids can cause temporary feelings of relaxation and euphoria. These physiological effects make amphetamines and opioids targets for abuse. A user can become dependent over time on these drugs and their physical and psychological effects, even when the drugs are being used for therapeutic purposes. Additionally, with currently-marketed versions of these drugs, it is possible for individuals to inappropriately self-administer higher than prescribed quantities of the drug or to alter either the product or the route of administration, potentially resulting in immediate release of the active drug in larger quantities than prescribed. In addition to the potential for addiction, higher than prescribed doses can be toxic, resulting in organ failure and death. Pharmaceutical developers to date have been unable to address adequately the abuse and overdose potential of some of these drugs, as evidenced by the 21,000 amphetamine and 119,000 narcotic analgesic-related emergency room visits reported to the Substance Abuse and Mental Health Services Administration’s (SAMHSA) Drug Abuse Warning Network in 2002.

As a consequence of their potential for abuse and addiction, amphetamines and some opioids, including oxycodone and hydrocodone, are classified as Schedule II drugs by the DEA. Drugs are assigned a “scheduling” status according to their relative potential for abuse and evidence of actual abuse. The DEA places restrictions on the manufacture, distribution, prescribing and dispensing of scheduled drugs. Schedule I drugs, like heroin, are considered highly addictive and have no approved therapeutic application. For Schedule II drugs, federal law mandates that only written prescriptions signed by the physician or practitioner may be filled. Prescriptions cannot be phoned into a pharmacy and refills are

Business

not allowed. Additionally, the written prescription must be retained by the pharmacy, and additional restrictions and record-keeping requirements apply to both the prescriber and the dispensing pharmacist. For drugs classified as Schedule III, prescriptions cannot be filled or refilled for more than a six-month period. While less burdensome than a Schedule II classification, the regulatory requirements of Schedule III drugs can be time consuming, expensive and inconvenient for physicians, pharmacists and patients. Lesser controls apply to drugs on Schedules IV and V. Drugs that are not considered addictive or prone to abuse are not assigned to a schedule. Unscheduled drugs are subject to general rules and regulations of the FDA generally applicable to pharmaceutical products.

The addictive nature and potential for abuse of scheduled drugs are a source of significant concern in the United States because of the high social and economic costs. According to the 2002 National Survey on Drug Use and Health, published by the Office of Applied Statistics of the U.S. Department of Health and Human Services, an estimated 6.2 million people in the United States use prescription drugs non-medically. Of these, an estimated 4.4 million use opioids and 1.2 million use stimulants. This abuse consists both of people using drugs that have been illegally diverted from their intended distribution channels and of patients who use prescribed drugs for non-medically approved purposes. Such abuse results in a significant burden to society, including avoidable health care costs, lost productivity and other direct and indirect social costs. Drug abuse also is well understood to be related to and a frequent cause of criminal activity.

In addition to opioids and stimulants, there are other classes of marketed drugs that possess a high potential for abuse, poor solubility, poor bioavailability or high toxicity. Certain of these drugs are in large and growing markets, such as central nervous system depressants (including antipsychotics), antidepressants and antivirals.

OUR SOLUTION

Our Carrierwave technology enables us to design proprietary compounds consisting of active pharmaceutical ingredients bound to adjuvants. Our adjuvants consist of naturally occurring substances like peptides, amino acids, lipids and nucleic acids. The binding of the adjuvant renders the active pharmaceutical ingredient essentially inactive until it is broken down into its component parts. We believe that this breakdown only occurs at specifically-targeted sites of enzymatic activity in the body. In the case of our current Carrierwave compounds, the site of enzymatic activity is primarily in the gastrointestinal tract. At the target site, enzymes hydrolyze, or cleave, the adjuvant from the active pharmaceutical ingredient, releasing the active pharmaceutical ingredient into circulation.

While we have not fully established the mechanisms of absorption involved in our Carrierwave technology, we believe that the rate of release of the active pharmaceutical ingredient from the prodrug is subject to a “saturation effect,” which occurs when the prodrug is administered in doses greater than that which can be accommodated by the enzymatic processes in the gastrointestinal tract. Since the prodrug appears to be pharmacologically inactive if it passes into the blood without undergoing hydrolysis, we believe this saturation effect serves as a “gate,” controlling the amount of the active pharmaceutical ingredient that can be released into circulation over a given period of time.

We believe that Carrierwave technology has particular application in overcoming the drawbacks associated with drugs of abuse and addiction and drugs with toxic effects that can lead to overdose, like amphetamines and opioids. Consequently, we are currently focusing our efforts on developing prodrugs of amphetamine, hydrocodone and oxycodone. Our technology may significantly reduce their potential for abuse, overdose and addiction characteristic of these drugs while providing efficacy similar to currently-marketed versions.

Business

Our prodrugs are intended for oral delivery. They are designated to restrict release of the active pharmaceutical ingredient from the prodrug at greater than therapeutically prescribed amounts and to be inactive when administered other than orally. In preclinical studies, when NRP 104 and NRP290 were administered in increasingly greater amounts, circulating levels of the active substance, measured in terms of peak blood serum concentrations, increased at a significantly less than proportional rate. Based on these studies, we believe that sufficient quantities of active substance may not be released from our prodrugs at one time to achieve a potentially lethal overdose.

In addition to providing overdose protection, controlling peak serum concentrations may help reduce the potential for users to become psychologically addicted to our amphetamine and opioid-based prodrugs. Psychological addition results when exposure to a drug produces pleasurable effects by chemically mimicking certain normal brain messenger chemicals. Our prodrugs may prevent abusers from obtaining the sought after “rush” or “high” that can result from peak serum concentrations in excess of what is required for therapeutic effect, potentially reducing addictiveness of our compounds as compared to existing formulations of these active substances.

In other preclinical studies, NRP104 and NRP290 resisted releasing their active pharmaceutical ingredients in a more than therapeutic amount, if at all, when administered via injection or intranasally. Also, when subjected to methods of release commonly used by abusers of these drugs, such as crushing or dissolution in solvents, little or no active ingredient was released. We believe that this resistance is a result of the targeted delivery in the gastrointestinal tract and dependence on a specific enzymatic process to achieve release of the active pharmaceutical ingredient.

Our preclinical studies to date indicate that our prodrugs themselves have favorable toxicity profiles. These studies indicate that in the event our prodrugs of amphetamine and opioid enter circulation, they are not of themselves pharmacologically active and are rapidly cleared from the body due to their chemical composition.

We are developing each of these product candidates to be resistant to abuse, addiction and overdose. Based on our preclinical data, we are optimistic that our prodrugs will have a favorable profile in each of these categories. If we achieve our objective, we believe our product candidates should be assigned a more favorable scheduling status than currently marketed amphetamine or opioid-based drugs. If so, our prodrugs could become best-in-class in their markets, and their availability could significantly affect physician prescribing patterns, thereby expanding the markets for these drugs, and alleviate many of the health, economic and other social problems associated with the abuse, addiction and overdose potential that have come to be associated with currently-marketed versions of these drugs.

In addition to these benefits specific to our amphetamine and opioid compounds, we believe our Carrierwave technology has the following general benefits:

Potentially favorable development pathways.    We are utilizing our Carrierwave technology to produce prodrugs consisting of previously-approved active pharmaceutical ingredients conjugated with one or more naturally-occurring adjuvants. Because the active pharmaceutical ingredients in our prodrugs have been previously approved and the adjuvants employed are Generally Recognized as Safe (GRAS), we intend to pursue NDA approval by filing our applications under Section 505(b)(2) of the FFDCA. This approach, if used, will allow us to reference, in support of our drug applications, previously-generated data regarding the safety of the adjuvant and the safety and efficacy of the active drug. The ability to reference existing data rather than conduct trials designed to replicate those data may simplify and abbreviate the regulatory and development timelines of our prodrugs in comparison to traditional new drug development and approval timelines.

Business

Broad applicability.    We believe that our Carrierwave technology is broadly applicable to many orally available pharmaceuticals that, in their current forms, have sub-optimal solubility, bioavailability and toxicity profiles. Improving a drug’s bioavailability can result in therapeutic effects at lower doses. Making drugs with known toxicities available at lower than currently-prescribed doses could improve their safety profile. In addition to products in the stimulant and narcotic classes, we believe that there are opportunities to apply our Carrierwave technology to certain central nervous system drugs, such as antipsychotics and antidepressants, as well as to antivirals, among others.

Advantageous patent treatment.    We believe that the prodrugs created through our Carrierwave technology are new molecular entities relative to the drugs on which they are based. As such, we believe that our prodrugs are eligible for composition of matter patent claims, despite the fact that the drugs on which the prodrugs are based are known. We have filed patent applications directed to each of our three lead clinical and pre-clinical compounds.

STRATEGY

The principal components of our strategy to maximize the value of our Carrierwave technology are to:

Seek shortened development and regulatory approval pathways.    By focusing on developing prodrugs of approved drugs, we believe that we can use the Section 505(b)(2) pathway for the regulatory approval process. This pathway can reduce the time and expense required for our development programs by allowing our use of previously-generated safety and efficacy information regarding the active form of our prodrugs to support the filing and approval of our NDA application. Doing so may help limit the size and scope of both our preclinical and clinical trials. We believe that our lead compounds may be approvable under pathways that are potentially shorter than typically available for novel pharmaceutical compounds. Additionally, because our compounds are intended to address abuse, addiction and overdose, which we believe are significant drawbacks and are inadequately addressed by currently-marketed products, we may seek shortened review status for one or more of our compounds. Shortened review status reduces the FDA’s review target for an NDA from ten months to five months.

Seek intellectual property protection for our platform and drug candidates.    We are pursuing a two-pronged patent strategy by seeking intellectual property protection for our Carrierwave technology platform and seeking composition of matter and methods of use patents for our prodrugs, which we believe are new chemical entities. To date, we have been issued patents directed to the primary aspects of our Carrierwave technology platform. We have also filed composition of matter applications directed to each of our lead product candidates.

Bring our lead products to market independently.    Our strategy with our lead products is to control, directly or through contracted third parties, all or most aspects of the product development process, including formulation development, clinical research (including bioavailability, clinical and other studies), regulatory submissions, bulk active dose-form manufacturing and marketing. We believe that this strategy permits us to bring our own drugs to market without sharing the potential upside of these drugs with collaborators.

Enter into collaborations to maximize the value of our Carrierwave platform with respect to other products.    We believe that our Carrierwave platform can be broadly applied to a number of generic and proprietary compounds to enhance their characteristics. Our Carrierwave platform could be applied either to develop new versions of existing generic drugs or to extend the lifecycles of proprietary drugs. We may enter into development or licensing agreements with third parties to create Carrierwave-based prodrugs of specific compounds that are in niche markets or are patent protected. We do not expect to

Business

provide licenses to our technology that would limit our ability to pursue development of our own products.

OUR DRUG DEVELOPMENT PROGRAMS

Our drug development pipeline currently includes three programs in clinical or preclinical development stages. All of our drug candidates are small molecules designed for oral delivery.

NRP104, our most advanced compound, is intended to provide a safer, abuse resistant and effective alternative to current amphetamine-based therapies used to treat ADHD. In addition, we are developing NRP290 to treat acute pain as an alternative to Lortab, Vicodin and Vicoprofen. In our NRP369 program, we are currently evaluating prodrugs to treat chronic pain as an alternative to OxyContin, Percocet, Percodan, Endocet and other current therapies. NRP290 and NRP369 are intended to be safer, abuse resistant and effective alternatives to currently-marketed opioids.

NRP104

Overview.    NRP104, our most advanced compound, is a prodrug of amphetamine, a stimulant widely used to treat ADHD. ADHD is a well-studied childhood psychiatric disorder that has been recently recognized in adults as well. ADHD interferes with an individual’s ability to regulate activity level and behavior and to sustain focus on tasks in developmentally appropriate ways. Estimates of the number of children affected by ADHD vary, but the American Psychiatric Association estimates that 3% to 7% of all children are affected with the disorder. According to Frost & Sullivan, research indicates that rates of treatment fall at the lower end of that range, suggesting that many children with the disorder may go undiagnosed or untreated. ADHD has only recently been recognized in adults, but Frost & Sullivan estimates that 4% of adults in the United States, or approximately 8 million people, have the disease.

Treatments for ADHD have traditionally consisted of behavioral modification, drug therapy or both. Drugs used to alleviate the symptoms of ADHD are broadly segmented into stimulant and non-stimulant therapies, with the stimulant therapies dominating the market. Common stimulants are methylphenidate (Ritalin, Concerta), dextroamphetamine, pemoline (Cylert) and a combination of four different amphetamine forms. Also recently approved to treat ADHD is a new type of non-stimulant medication such as atomoxetine hydrochloride (Strattera). Stimulants are more widely prescribed than non-stimulant alternative therapies.

We are developing NRP104 as a prodrug of amphetamine for the treatment of ADHD. NRP104 is an amphetamine conjugated to a specific amino acid. NRP104 is intended to provide better overdose protection and a reduced potential for addiction than currently-marketed amphetamine products while providing effective treatment of ADHD symptoms when taken as directed. We also believe NRP104 may minimize the chances of a patient abusing the drug and the risk of drug diversion.

NRP104 development.    We submitted our IND to the FDA in March 2004, and in April 2004, we initiated a clinical trial in adult volunteers investigating the pharmacokinetics (PK) of this drug. Over the last six months we have conducted preclinical studies on NRP104 in rats, mice and dogs. In our preclinical studies, NRP104 was shown to:

➢	be released in the same amount as the amphetamine active pharmaceutical ingredient when taken orally in therapeutic doses;

Business

➢	when administered in higher doses above therapeutic doses, result in a significantly lower maximum drug concentration in the blood than the amphetamine active pharmaceutical ingredient;

➢	have sustained release properties;

➢	have no more than therapeutic levels of absorption when administered intranasally or intravenously; and

➢	have reduced acute toxicity compared to amphetamine.

Our preclinical studies investigated the PK properties of NRP104 in comparison to amphetamines. We also studied the potential for abuse and overdose of our compound. Certain key measures used in these studies were “area under the curve,” or AUC, and “peak plasma concentration,” or Cmax. AUC represents the total amount of a compound that is released into the blood. Cmax describes the peak plasma concentration of the compound. With respect to drugs with a potential for abuse, too high a Cmax can indicate a plasma concentration level that is greater than necessary to achieve a therapeutic effect. For drugs of abuse, a higher Cmax than is required for therapeutic effect is associated with the pleasurable effects that a user feels as the blood concentrations of the drug reach a peak.

In our preclinical studies, the AUC for NRP104 approximated that of an equal dose of amphetamine, suggesting that the amount of active ingredient being released into the blood stream by the prodrug is approximately equal to what is available from amphetamine itself. This data suggests NRP104 may be as effective as amphetamine when taken therapeutically. However, in our preclinical studies, NRP104 produced a much lower Cmax than amphetamine. We believe that NRP104’s lower peak concentration translates into a reduced initial intensity, producing less of the “high” sought by amphetamine abusers. We believe this is because the rate of hydrolysis in the gastrointestinal tract serves as a gate, controlling the amount of active drug released into circulation. Meanwhile, the crossover of the two curves suggests NRP104 may be effective when given once daily without the need for special, extended-release formulations (Figure 1, below).

Figure 1:	Amphetamine blood levels following oral administration of equal doses of amphetamine or NRP104. The peak concentration (Cmax) for NRP104 was reduced and levels of amphetamine remained elevated for a longer period of time resulting in crossing of the curves. The overall release of amphetamine from NRP104 (AUC) was approximately equal to that of amphetamine.

In our preclinical testing in rats, there were no significant amounts of amphetamine released into the blood when NRP104 was used intravenously or intranasally. The limited release of the active drug

Business

potentially provides abuse resistance by making the drug potentially less attractive to diverters and illegal users who use such alternative routes of administration to obtain the effects of large quantities of amphetamine quickly. This lack of availability via alternative routes of administration may result from the prodrug needing to be hydrolyzed in the gastrointestinal tract before the active drug can be released. The prodrug itself has no affinity for binding to receptors in the central nervous system nor does it cross the blood-brain barrier, which is required to produce a stimulant effect. Figure 2 and Figure 3 illustrate what happened when rats were administered NRP104 and amphetamine via alternative routes. The data support our findings that that NRP104 is most active when taken orally. Intravenous and intranasal administration of NRP104 resulted in less than 10% of the active drug substance being released from the prodrug whereas 100% availability was realized when amphetamine was administered in the same manner.

Figure 2: Amphetamine blood levels following intranasal administration of equal doses of amphetamine or NRP104. Only small amounts (less than 10%) of amphetamine were released from NRP104.	Figure 3: Amphetamine blood levels following intravenous administration of equal doses of amphetamine or NRP104. Only small amounts (less than 10%) of amphetamine were released from NRP104.

In an additional study, we administered NRP104 intravenously to dogs as an infusion over thirty minutes. The bioavailability of NRP104 when administered via this route was approximately equal to the same dose if given orally. Current formulations of amphetamine provide a much higher Cmax and, consequently, a greater “high” when delivered intravenously. This suggests that, while NRP104 may be able to be administered via alternative routes of administration, it could be less attractive to abusers and diverters of the drug as no “high” is received from such administration.

Besides directly administering amphetamines, abusers employ various extraction techniques to release active compounds from existing extended release formulations. Our tests indicate that crushing, dissolving in water or boiling NRP104 for up to one hour in concentrated acidic or basic solutions produces no release of stimulant. This inability to release the active drug from the prodrug further reinforces our belief that NRP104 would be significantly less attractive to potential diverters and abusers than existing products.

Based on other preclinical studies in rats and mice, NRP104 appears to have a reduced potential for overdose compared to current formulations of amphetamine. At therapeutic doses (1-5 mg/kg), NRP104 produced blood levels of amphetamine comparable to amphetamine itself. However, above the therapeutic dose range (12-60 mg/kg), both the AUC and Cmax of the active drug released from NRP104

Business

were significantly lower than that of amphetamine, an effect that increased with escalating doses. The amphetamine level for NRP104 was less than 10% of that of amphetamine at the highest dose. We believe that this results from a saturation effect that limits the rate of hydrolysis within the gastrointestinal tract and consequent uptake of the active pharmaceutical ingredient. These results are illustrated in Figure 4 below.

Figure 4:	Amphetamine blood levels thirty minutes after oral administration of escalating equal doses of amphetamine or NRP104. The relative difference in amphetamine levels increases with escalating doses. The amphetamine level for NRP104 was less than 10% of that of amphetamine at the highest dose.

In an acute toxicity study (LD50) using rats, the quantity of NRP104 required to provide a lethal dose was more than 10-fold greater than the quantity of amphetamine required. Pre-IND 28-day toxicology studies in rats and dogs have demonstrated no significant dose-limiting toxicity. Additional toxicity tests indicate that NRP104 does not cause any genetic mutation.

Development Pathway.    We filed an IND application for NRP104 with the FDA on March 22, 2004, and our first human clinical studies were initiated on April 26, 2004. This study is a pharmacokinetic (PK) study in which healthy adult volunteers were dosed with both NRP104 and marketed amphetamine products. This PK study is intended to establish blood levels of amphetamine from NRP104 and compare them with the blood levels resulting from use of marketed amphetamine products. Results from this study are anticipated in the second quarter of 2004.

If the results of this trial are favorable, we intend to initiate clinical studies of NRP104 in children between the ages of 6 and 12 who satisfy DSM-IV criteria diagnosis of ADHD. The DSM-IV is the American Psychiatric Association’s manual of diagnostic and treatment protocols for mental disorders and is widely recognized as the principal guide for evaluating these disorders, including ADHD. These studies will collect data regulating the safety and efficacy of NRP104 in the defined patient population and collect the data necessary for a NDA. The precise structure and protocol of the trials will be determined in discussions with the FDA. We believe that NRP104 is a candidate for approval under Section 505(b)(2). Our objective is to obtain approval to market NRP104 to pediatric patients.

Based on the chemical structure of NRP104 (that is, NRP104 is not amphetamine but a derivative of amphetamine), the DEA has concluded that NRP104 is not a scheduled substance at the present time. If

Business

subsequent tests are consistent with our preclinical data, we believe that we will have more favorable scheduling for NRP104 than existing amphetamine-based products, which are Schedule II substances. In addition to other studies that we plan to conduct, the College on Problems of Drug Dependence (CPDD), an independent government-supported center for research and drug testing on animals, is currently conducting anti-abuse studies using monkeys in order to evaluate the potential for abuse of NRP104.

We have contracted with third parties for the manufacture of NRP104. Manufacture of additional NRP104 drug substance and drug product batches for clinical trials are expected to be completed in June 2004. Data to establish stability and determine expiry date on both the drug substance and the drug product are expected to be available at the time of the NDA filing, which is expected to be near the end of 2005.

NRP290

Overview.    NRP290, our second most advanced compound, is a prodrug of hydrocodone, an opioid widely used in combination with other non-opioid analgesics to treat acute pain. Acute pain usually lasts for a short time, typically not more than a month. Treatment for acute pain may consist of non-opioid analgesics and non-steroidal anti-inflammatory drugs (NSAIDS). In more severe cases of acute pain, opioids, such as Lortab, Vicodin and Vicoprofen and Demerol, are commonly prescribed. While opioids are the most effective drugs available for treating pain, concerns about their potential for abuse and addiction have resulted in most opioids being classified as Schedule II (e.g., oxycodone, hydrocodone, codeine) or Schedule III (e.g., oxycodone and hydrocodone combination products) drugs by the DEA, making their use subject to more stringent restrictions and controls than more favorably scheduled and unscheduled drugs.

Repeated administration of opioids, including hydrocodone, can create psychological addiction as well as increased tolerance resulting in the potential for overdose. Overdose can result in respiratory depression, coma, hypotension, cardiac arrest and death. Current formulations of the drug are easily abused as crushing or solubilizing creates a rapidly available, large dose of active substance that can be ingested, inhaled or injected.

NRP290 Development.    NRP290 is a prodrug that consists of hydrocodone conjugated to a specific adjuvant using our proprietary Carrierwave technology. In this case the adjuvant consists of five amino acids linked together (known as a pentapeptide). NRP290 is designed to provide effective treatment for acute pain when taken as directed and reduce the potential for overdose and, potentially, addiction as compared to currently-marketed hydrocodone-based products. In addition, we believe NRP290 may minimize the chances of a patient diverting and/or abusing the drug and limit the appeal of the product to drug diverters.

Over the course of the past six months we have conducted preclinical investigations of NRP290. Our studies indicated that the characteristics conferred by our Carrierwave technology to our prodrug of hydrocodone are similar to the properties demonstrated by NRP104. Studies suggest that NRP290 has:

➢	Comparable oral bioavailability. In rat studies, we examined blood levels of hydrocodone following oral administration of equal amounts of hydrocodone or NRP290 at a dose approximating human therapeutic dose ranges. The overall release of hydrocodone from NRP290 (AUC) was approximately equal to that of hydrocodone, and levels of hydrocodone released from NRP290 remained elevated for a longer period of time. These results suggest that NRP290 may have bioavailability comparable to that of current formulations of hydrocodone.

Business

➢	Less potential for abuse and addiction. In the same study, the peak concentration (Cmax) for NRP290 was significantly reduced as compared to hydrocodone. This lower Cmax suggests that our compound may provide a reduced potential to generate a sense of euphoria at onset when compared to hydrocodone, making it potentially less attractive to abusers and less likely to lead to psychological addiction by removing the initial euphoric effect that can be achieved with hydrocodone. In other rat studies, we investigated the potential for active drug substance to be released from NRP290 when administered intravenously or intranasally at a dose that would be therapeutic if taken orally. In both cases, while some quantity of hydrocodone was released, the AUC, Cmax and total amount of active drug substance released were significantly less than for hydrocodone administered via the same route and in an equivalent quantity. As a result, we believe that NRP290 may reduce the incentives to abuse the product by circumventing the oral route of administration.

➢	Less potential for overdose. We conducted rat studies to evaluate the effects of administering greater than therapeutic dose levels of both NRP290 and hydrocodone. In these studies increased doses of our prodrug resulted in little increase in blood levels of hydrocodone. In contrast, blood levels of hydrocodone increased proportionally when increased doses of hydrocodone itself were administered. These studies suggest that NRP290 may provide substantial protection against accidental and intentional overdose.

Development Path.    We are currently conducting preclinical animal studies on NRP290 and intend to meet with the FDA to discuss a clinical trial strategy. Assuming a satisfactory meeting with the FDA, we anticipate filing an IND near the end of 2004 for two products, NRP290 in combination with ibuprofen and NRP290 in combination with acetaminophen. We anticipate commencing thereafter clinical trials for theses two products. If NRP290 demonstrates abuse resistance and overdose protection similar to NRP104, we believe that it may be able to gain a more favorable scheduling than existing hydrocodone products.

NRP369

Overview.    NRP369 is our third pipeline program. In this program, we are developing prodrug of oxycodone, an opioid used to treat chronic pain. Oxycodone is sold in an extended-release form under the brand name OxyContin and is used to treat chronic pain. Oxycodone by itself is a Schedule II drug with a very high propensity for abuse and overdose. Oxycodone in combination with non-opioid analgesics (e.g., Percodan and Percocet) is a Schedule III drug.

NRP369 Development.    NRP369 is still in the research phase and has yet to enter preclinical trials. We are currently evaluating several prodrugs of oxycodone, based on different adjuvants, and plan to initiate preclinical animal testing when a lead molecule has been selected. We anticipate bringing NRP369 into preclinical testing in late 2004 and filing one or more INDs beginning in 2005. We currently intend to develop this product as a stand-alone product and in combination with one or more non-opioid analgesics.

OTHER AREAS OF RESEARCH

In addition to our initial focus on the development of abuse and overdose resistant products, we are exploring other areas where our Carrierwave technology may impart important clinical benefits. Through our research work we have identified currently-marketed antiviral compounds that have significant absorption and toxicity related issues. These drugs could benefit substantially from targeted delivery to specific cells and organs. This targeted delivery could potentially decrease their toxicity while making them more effective. We are now developing several prodrugs using different bimolecular adjuvants that have the potential of providing cell-directed drug delivery. In addition, we are investigating the application of Carrierwave to antidepressants in order to make them less susceptible to

Business

patient overdose. These other areas of research are in the early phases of investigation and have not yet entered preclinical studies.

RESEARCH AND DEVELOPMENT

As of May 3, 2004, we had 15 employees dedicated to research and development for NRP104, NRP290, NRP369 and other investigational activities. Of these employees, nine hold advanced degrees. We incurred expenses of approximately $3.9 million in 2001, $2.7 million in 2002 and $3.1 million in 2003 on research and development activities. We anticipate that our research and development expenditures will increase substantially as we move our three lead product candidates into clinical development and investigate other applications for our Carrierwave technology. Our research and development operations are located in leased laboratory facilities at the Virginia Tech Corporate Research Center in Blacksburg, Virginia. Our development strategy is to use the services of third parties to conduct our preclinical and clinical trials.

MANUFACTURING

In general, we produce small quantities of our compounds for investigational purposes, preclinical and clinical testing. We intend to contract with third parties for the manufacture of larger quantities of any approved products for commercial sale. All of our compounds are small molecules, generally constructed using industry standard processes and use readily accessible raw materials.

SALES AND MARKETING

We currently do not have a sales and marketing organization. If we receive regulatory approval for any of our lead product candidates, we plan to commence commercialization activities by building a focused sales and marketing organization, potentially complemented by copromotion and other arrangements with pharmaceutical or biotechnology collaborators.

With respect to other products that we may develop and commercialize, we plan to establish copromotion, licensing and distribution alliances with large pharmaceutical and biotechnology companies to augment our domestic sales and marketing capabilities when appropriate, such as when we believe that a large sales and marketing infrastructure is needed to address a large or widely dispersed market.

MEDICAL CONSULTANTS

We have two medical consultants, Dr. Joseph Biederman and Dr. Burton E. Sobel. Dr. Biederman is Chief of the Program in Pediatric Psychopharmacology at Massachusetts General Hospital in Boston, MA, and professor of Psychiatry at Harvard Medical School. Dr. Biederman’s research focus is on ADHD, juvenile mood and anxiety disorders, and studies of children at risk. Dr. Sobel is the E.L. Amidon Professor, Physician-in-Chief, and Professor of Biochemistry at the University of Vermont. We consult with each of our medical consultants on an as-needed basis to identify pipeline opportunities, review in vitro data and design of preclinical and clinical studies. Our intent is to engage additional medical and scientific consultants as we develop new products.

PATENTS AND PROPRIETARY RIGHTS

Proprietary protection for our products, technology and processes is essential to our business. We seek proprietary protection predominantly in the form of patents covering Carrierwave as a platform

Business

technology and on specific products. With respect to a particular product, we seek patent protection on the compound itself, its commercial composition, its production and its methods of use. Where possible, we also seek patent coverage that could prevent the marketing of or restrict the commercial threat of competitive products.

We have three United States patents related to our Carrierwave technology. We hold one patent (U.S. Patent No. 6,716,452) that is directed to our core technology and includes composition and method of delivery claims for alcohol, amine and carboxylic acid active agents attached to a polypeptide. This patent issued on April 6, 2004 and has a scheduled expiration date of August 22, 2020. In addition to the core patent, we have two issued patents for an earlier developed delivery technology related to Carrierwave covering iodothyronine polymers and compositions comprising polypeptides, as active agents and/or carriers. U.S. Patent No. 5,767,227 issued on June 16, 1998 and includes compound, composition and method of treating thyroid disorder claims using iodothyronine polymers. U.S. Patent No. 5,910,569, a continuation-in-part, issued on June 8, 1999, includes iodothyronine copolymers and a method of treating thyroid disorder claims further comprising the 20 naturally occurring amino acids. Both patents have a projected expiration date of June 16, 2015. We also have a related iodothyronine Canadian Patent No. 2,072,613 based on our earlier developed delivery technology, which has a scheduled expiration date of October 31, 2010.

As of March 31, 2004, there were seven U.S. cases pending, including provisionals, divisionals and continuation-in-part applications, and 26 foreign cases pending, including PCT stage and national stage applications related to Carrierwave technology. Several of these applications are directed to abuse-resistant compounds, compositions and their methods of use. We also plan to file several divisional or continuation-in-part applications in 2004.

Additionally, we are also prosecuting applications for other aspects of drug delivery and drug formulation. This aspect of our technology includes U.S. Patent No. 6,627,660 issued on September 30, 2003 and includes claims directed to compositions and methods for treating hypothyroidism. This patent has a projected expiration date of November 16, 2019. As of March 31, 2004 we also have three pending U.S. applications and five pending foreign cases directed to non-Carrierwave technology. This patent and the patent applications do not relate to products or technologies that we are currently pursuing.

We also rely on trade secrets, know-how and continuing technological advances to protect various aspects of our core technology. We require our employees, consultants and scientific collaborators to execute confidentiality and invention assignment agreements with us to maintain the confidentiality of our trade secrets and proprietary information. Our confidentiality agreements generally provide that the employee, consultant or scientific collaborator will not disclose our confidential information to third parties, compete with us or solicit our employees during the course of their employment with us. These agreements also provide that inventions conceived by the employee, consultant or scientific collaborator in the course of working for us will be our exclusive property. Additionally, our employees agree not to compete with us or solicit our employees for one year following termination of their employment with us.

COMPETITION

A pharmaceutical company such as ours must keep pace with rapid technological change and faces intense competition. Many companies, both public and private, including large pharmaceutical companies, chemical companies and biotechnology companies, develop products or technologies

Business

competitive with our products or technologies. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing strategic corporate alliances.

The markets for amphetamines and other stimulants to treat ADHD and opioids to treat acute and chronic pain are well developed and populated with established drugs marketed by large pharmaceutical, biotechnology and generic drug companies. Amphetamines or other stimulants currently-marketed for ADHD include Ritalin (Novartis AG), Concerta (McNeil Consumer & Specialty Pharmaceuticals), Dexedrine (GlaxoSmithKline PLC), Dextrostat (Shire Pharmaceuticals Group plc), Cylert (Abbott Laboratories) and Adderall (Shire Pharmaceuticals Group plc). In addition, Eli Lilly and Company markets a non-stimulant drug, Strattera, for ADHD. Opioids currently-marketed for acute pain include Anexsia (Mallinckrodt Inc.), Endocet (Endo Laboratories), Hydrocet (Amarin Pharmaceuticals, Inc.), Lortab (UCB Pharma Inc.), Norco (Watson Pharmaceuticals, Inc.), and Vicodin (Abbott Laboratories, Inc.). Opioids currently-marketed for chronic pain include OxyContin (Purdue Pharmaceuticals LP), Duragesic (Janssen Pharmaceutica Products, L.P.), MSContin (Purdue Frederick Company) and Avinza (Ligand Pharmaceuticals Inc.). Each of these companies has significantly greater financial and other resources than we do. If we obtain regulatory approval to market one or more of our product candidates, we will compete with these established drugs and will need to show that our drugs have safety or efficacy advantages in order to take market share and be successful.

Currently, and as a direct consequence of the public debate of the social and economic costs of illegal diversion and abuse of, addiction to, and overdose from stimulants and narcotics, several companies are pursuing formulations that are less prone to abuse and are less toxic. Companies specifically engaged in developing abuse resistant drugs include Purdue Pharmaceuticals LP and Pain Therapeutics Inc. Other companies and research institutions are investigating alternative delivery mechanisms to control the delivery and availability of scheduled drugs. These technologies include metered dose inhalers, transdermal skin patches and extended release subcutaneous injections and implants.

GOVERNMENT REGULATION

Summary

The manufacture and marketing of pharmaceutical products and our ongoing research and development activities in the United States require the approval of numerous governmental agencies, including the FDA. The FDA has established mandatory procedures and safety standards that apply to the preclinical testing and clinical trials, as well as to the manufacture and marketing of pharmaceutical products. State, local and other authorities also regulate pharmaceutical manufacturing facilities. In addition, similar approvals from comparable agencies in most foreign countries in which we might seek to do business must be obtained.

Marketing approval of a new drug by the FDA may follow one of three routes. First, and most formidable, is the submission of a traditional or full NDA under Section 505(b)(1) of the Federal Food Drug and Cosmetic Act (the FFDCA). Second, where an applicant chooses to rely in part on data generated or approvals obtained previously by other parties, it can submit a more limited NDA described in Section 505(b)(2) of the FFDCA. Either of these types of applications may also qualify for “Fast Track” status, granted by the FDA under Section 506 of the FFDCA. Third, an Abbreviated New Drug Application (ANDA) is permitted under Section 505(j) of the FFDCA for products which are shown to be pharmaceutically and therapeutically equivalent to previously-approved drug products. We anticipate that all of our products will be subject to Section 505(b)(1) or Section 505(b)(2) of the FFDCA and do not expect any Carrierwave based products to be submitted under Section 505(j).

Business

New drug applications

Before a new, innovative drug may be marketed in the United States, it must be the subject of a new drug application (NDA) which contains full reports of investigations adequate to establish the safety and effectiveness of the drug. In order to make such filings for any of our product candidates, we will generally be required to follow these steps:

Completion of preclinical investigations.    Preclinical studies generally include laboratory evaluations of a product’s chemistry, formulation and stability, as well as animal studies intended to assess safety and efficacy.

Submission of an IND.    An IND is a submission to the FDA that includes the results of all preclinical investigations, a proposal for the clinical investigation of the drug, and all available information related to the previous use of the drug in humans (e.g., in countries outside the United States). Human clinical trials may not be conducted in the United States until 30 days after submission of an IND, and may not commence if the FDA objects within that time. At any later time, the FDA may place an IND, or any trials conducted under it, on clinical hold, potentially resulting in termination or suspension of ongoing trials.

Completion of human clinical trials.    Human clinical trials generally consist of pharmacokinetic studies, dose ranging studies and adequate and well-controlled studies designed to demonstrate the safety and efficacy of the drug. These studies are typically but not necessarily conducted in three phases. Phase I studies test for safety, dosage tolerance, absorption, metabolism, distribution and excretion, usually in healthy human subjects. Phase II studies evaluate effectiveness and safety in patients who have the medical condition that the drug is intended to treat. Phase III studies include trials that are designed to accumulate the pivotal safety and efficacy data that are necessary to satisfy the requirements for an NDA approval.

Both Section 505(b)(1) and Section 505(b)(2) applications are required by the FDA to contain full reports of investigations of safety and effectiveness. However, in contrast to a traditional NDA, in which the applicant submits all of the data demonstrating safety and effectiveness, an application described in Section 505(b)(2) can rely upon studies conducted by unaffiliated parties on a drug having the same active agent as the drug intended to be marketed by the applicant even though the applicant has not obtained a right of reference from the unaffiliated party. Furthermore, where the active agent has been approved by the FDA under Section 505(b) of the FFDCA, the Section 505(b)(2) applicant is permitted to rely on the fact that the active agent has been determined to be safe and effective. As a consequence, the preclinical and clinical development programs leading to the submission of an NDA under Section 505(b)(2) may be less expensive to carry out and can be concluded in a shorter period of time than programs required for a Section 505(b)(1) application.

While Section 505(b)(2) applicants may rely upon much information belonging to third parties, such applicants are usually required to conduct some preclinical and/or clinical trials, to support the application to their product of the safety and efficacy data generated by third parties on other drug products and to demonstrate the safety and effectiveness of their products despite any differences between their products and the prior studied products. In its review of any NDA submissions, the FDA has broad discretion to require an applicant to generate additional data related to safety and efficacy, and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval.

In addition to the shortened development pathway to market approval afforded by Section 505(b)(2), Section 506 of the FFDCA provides that, under certain circumstances, an accelerated development and

Business

approval process (i.e., the “Fast Track” process) may be available. Under this section of the FFDCA, the FDA is authorized to approve, on an accelerated basis, the marketing of certain new drugs intended to treat serious or life-threatening illnesses and that appear to provide meaningful therapeutic benefits to patients compared with existing treatments. A company may petition for “Fast Track” status for a drug at the time an IND is submitted or any time thereafter. If “Fast Track” status is granted, a new drug application may be approved based upon adequate and well-controlled trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence, to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. Where accelerated approval is based upon a surrogate endpoint or on an effect on a clinical endpoint other than survival or irreversible morbidity, post-marketing studies are ordinarily required to verify and describe the drug’s clinical benefit and to resolve remaining uncertainty as to the relation of the surrogate endpoint upon which approval was based to clinical benefit, or the observed clinical benefit to ultimate outcome. “Fast Track” status can significantly reduce the time, expense and complexity of obtaining initial approval of a new product. In addition, whether or not designated for “Fast Track” status, NDA submissions for drug products that represent significant advances in safety, efficacy, or patient compliance may be marked by the FDA for “Priority Review” at the time they are received. “Priority Review” status generally results in shorter timelines for review of an application.

Our regulatory strategy

In NDA submissions for our lead compounds we intend to follow the development pathway permitted under the FFDCA which we believe will offer the most expedient and prudent route toward commercialization. In the case of products that we may develop in conjunction with sponsors of previously-approved products, we expect to obtain a specific right of reference to the data contained in the prior applications. In the commercialization of our three lead product candidates we intend to rely in part on prior FDA approvals of the pharmaceutical actives into which our prodrugs are metabolized and on data generated by other parties which help to demonstrate the safety and effectiveness of those actives. We believe that our potential improvements over existing therapies may make some of our product candidates eligible for “Priority Review” and for “Fast Track” status.

The submission or approval of an NDA covered by Section 505(b)(2) can be subject to a number of limitations. We do not anticipate that these limitations will apply to our NRP104 product since there are no outstanding exclusivities or patents currently listed for the amphetamine products on whose data and previous approvals we intend to seek to rely. With respect to our NRP290 and NRP369 projects, we also do not expect to be subject to delays in approval because of non-patent exclusivities applicable to previously-approved drug products. However, depending on the specific formulations and combinations we decide to pursue, we may be required to certify that certain patents listed with the FDA by the sponsors of related drug products would not be infringed by our products, and to provide those sponsors and the patent holders with notice of our contention. In the event that the holders of those patents initiate an action against us within 45 days of receipt of our notice, alleging that one of our products would infringe their patents, the approval of our product would be delayed for 30 to 36 months, or until a decision is reached in the litigation that either confirms that we do not infringe the patent or enjoins the marketing of our product until the relevant patents expire. It is our intention, in designing our drug products and in choosing the specific product formulations to pursue, to avoid the need to certify to listed patents under these procedures or, if necessary, to make certifications only to patents which we believe we clearly do not infringe and which, therefore, would be unlikely to lead to an infringement claim by the patent holders. However, subsequent approvals of new, similar drug products, or new patent listings for previously-approved drug products may trigger new non-patent exclusivity periods

Business

potentially applicable to our products or a need to certify to additional or new patents. These requirements may entail unexpected delays in the approval of our products, may entail unexpected litigation costs in the event that we decide to challenge newly-listed patents, and/or necessitate that we generate more or different data than we currently anticipate in order to support an NDA approval. In any event, all data necessary to satisfy the FDA concerning the safety and effectiveness of our own versions of these products will have to be gleaned from the scientific literature and/or generated by or for us. These data are expected to include data establishing the safety and efficacy of the intended dosages and any other differences between the dosage form and the conditions for use of our products and the dosage form and conditions for use of the previously-approved products. In its review of our NDA submissions, the FDA will have broad discretion to require us to generate additional data and respond to questions regarding these differences, and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval. No assurance can be given that NDAs submitted for our products will receive FDA approval on a timely basis, if at all.

The submission of an NDA is typically the subject of a user fee, currently in excess of $500,000, and products covered by approved NDAs are subject to product fees payable annually to the FDA. Facilities where approved prescription drug products are manufactured are also subject to annual establishment fees.

Other regulatory constraints

In addition to the results of product development, preclinical animal studies and clinical human studies, an NDA also must contain extensive information on the chemistry, manufacturing and controls that relate to the planned routine production and testing of the drug. An NDA must also contain proposed prescribing information for the product, supported by available clinical and other testing data, describing how the product may properly be used. The FDA may approve, deny approval or grant conditional approval depending on whether it finds that information provided sufficiently addresses all issues regarding the manufacture and proposed use of the candidate product. Both prior to and subsequent to approval, the FFDCA and FDA regulations require that the manufacture and testing of any drug for investigational use or for commercial use in humans be manufactured in accordance with current Good Manufacturing Practice (cGMP). Failure to follow cGMP requirements, as well as other regulatory requirements, can subject a sponsor and its products to various sanctions, including civil and criminal penalties, injunctions against the distribution of products and seizure of violative products. cGMP requirements are complex, are not always clearly defined, and can evolve over time. We have used, and intend to continue to use, firms to manufacture and test our product candidates which we believe are knowledgeable and qualified in compliance with cGMP requirements and, to the extent that we engage in these activities on our own behalf, intend to utilize cGMP-compliant procedures and controls. There can be no assurance, however, that we or our contractors will be and remain at all times in full compliance with all cGMP requirements. In addition, the FDA retains authority to object to promotional activities engaged in by the applicant, including promotional activities that exceed the scope of approved prescribing information. Under certain circumstances, the FDA may also impose post-marketing testing requirements and may propose to withdraw or suspend approval of products based on new information about their safety and effectiveness for their approved uses.

The FDA has the authority to inspect a company’s manufacturing and testing processes. In late April 2004, representatives of the FDA inspected our laboratory facility in Blacksburg, Virginia. In connection with this inspection, the FDA issued an observation on Form FDA 483 relating to our conduct of pharmacokinetic studies on thyroid compounds in 2001. We did not submit IND applications before conducting these studies because we believed that the studies were exempt from the IND requirements

Business

under FDA regulations. We have responded to this observation and believe that we adequately explained the basis for our conduct of these studies. Although the FDA may take enforcement action against us, we do not believe that any such action would have a material effect on our ongoing business.

In addition to regulations enforced by the FDA, we also are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure you that accidental contamination or injury from these materials will not occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we cannot accurately predict the extent of government regulation, and the cost, and effect thereof on our competitive position, which might result from any legislative or administrative action.

Additionally, we may have to obtain approval of a product from comparable regulatory authorities in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries, may involve additional testing and the time required may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which could be time consuming and expensive. Thus, substantial delays could occur in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on corporate partners and licensees, along with our expertise, to obtain governmental approval in foreign countries of drug formulations utilizing our drug candidates.

DEA regulation

Based on the chemical structure of NRP104 (that is, NRP104 is not amphetamine but a derivative of amphetamine), the DEA has concluded that NRP104 is not a scheduled substance at the present time. At an appropriate time, we intend to make a presentation to the DEA in support of a similar determination of uncontrolled status for our opioid prodrugs NRP290 and NRP369 during their development. Based on different language in the existing schedules for amphetamines and opioids, however, it is possible that the DEA will conclude that NRP 290 or NRP369 should be considered Schedule II controlled drugs during their development.

The pre-approval testing of our product candidates, which are prodrugs of controlled substances, is expected to include a number of tests in animal models and in human volunteers designed to assess the potential “abuse liability” of the drugs, which considers not only the potential for abuse but also the potential health consequences of such abuse. These tests involve generally well-understood methods of assessing the relative abuse liability of a new drug product in comparison with existing scheduled and unscheduled drugs. Based on the results of these tests, the FDA is required under the CSA to make a medical and scientific assessment of whether it believes the new drug ought to be listed as a controlled substance and, if so, what level of control may be warranted. The FDA forwards those findings and recommendations to the DEA, which is responsible for initiating a proceeding, as warranted, to schedule the drug or, if it is already controlled, to move the drug into either a higher or lower schedule more closely reflecting the relative abuse liability of the drug, or to remove the drug entirely from the schedules of controlled drugs. Under the CSA and DEA regulations, such scheduling proceedings ordinarily involve publication of a scheduling proposal in the Federal Register and an opportunity for members of the

Business

public, including potential competitors, to submit comments and to request a formal administrative hearing. In the event that a hearing is requested, and the DEA decides to hold the requested hearing, final resolution of a scheduling proposal can take two years or more. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse liability. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Any of our product candidates that contain a scheduled substance will be subject to regulation as a drug of that class.

As part of our development programs for our product candidates, we intend to actively pursue the timely assessment and implementation of appropriate scheduling recommendations so that any appropriate scheduling changes will be in effect at the time when any of our products are ready to be approved for marketing by the FDA. Our ability to achieve this result will depend in part on our ability to generate necessary potential for abuse data on a timely basis, the conclusions that can be drawn from those data, the timing of the FDA and the DEA reviews of the data, the comments and/or objections and requests for hearing that may be submitted by the public, including potential competitors, on any proposed scheduling change, and the timing of final action on any scheduling changes and on the FDA’s review of our NDAs. If we encounter delays in the resolution of scheduling proposals for any of our product candidates, we may be forced to choose whether to initiate marketing under the products’ pre-existing scheduling status and to continue to pursue rescheduling action post-marketing or to withhold our product from the market until rescheduling is completed. This situation could occur if a product candidate is scheduled during the development phase. In the event that the FDA was to conclude that an unscheduled product, such as our NRP104 product, should be scheduled prior to marketing, we may not have the option to commence marketing of the product until the DEA scheduling proceedings are completed.

PRODUCT LIABILITY INSURANCE

We maintain product liability insurance for clinical trials in the amount of $10 million per occurrence and in the aggregate, subject to a deductible of $50,000 per occurrence and $500,000 per year in the aggregate. We intend to expand our insurance coverage to include the manufacture, marketing and sale of commercial products if marketing approval is obtained for products in development. However, insurance coverage is becoming increasingly expensive, and we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. In addition, we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or series of claims brought against us could result in substantial setbacks for our business.

EMPLOYEES

As of April 30, 2004, we had 19 full-time employees, two of whom were employed at our headquarters in Radford, Virginia and 17 of whom were employed at our research facility located in the Virginia Tech Corporate Research Center in Blacksburg, Virginia.

We also employ consultants and independent contractors on a regular basis to assist in the development of our products. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have not experienced any work stoppages and we believe our relationship with our employees is good.

Business

FACILITIES

Third Security currently provides space to us for our headquarters, at no charge, in Radford, Virginia. As of the closing of this offering, we intend to enter into a lease agreement with Third Security pursuant to which we will pay a market rate for this space.

Our research and development operations are located in approximately 5,099 square feet of leased laboratory facilities at the Virginia Tech Corporate Research Center in Blacksburg, Virginia. Our location in the Virginia Tech Corporate Research Center is not to be construed as an endorsement by Virginia Tech Corporate Research Center, Inc. or Virginia Polytechnic Institute and State University, their affiliates, agents or employees, of our company or our activities.

In addition to our laboratory facilities, we sublease approximately 508 square feet at a veterinary research facility, also in Blacksburg, Virginia, where we conduct our preclinical rat and mice studies.

LEGAL PROCEEDINGS

We are not presently involved in any legal proceeding that, in our opinion, could have a material adverse effect on our business or financial condition.

Management

OFFICERS AND DIRECTORS

The following table shows information about our executive officers, directors and other officers as of the date of this prospectus:

Name	Age	Position(s)

Randal J. Kirk	50	Chairman of the Board, President and Chief Executive Officer
Krish S. Krishnan	39	Chief Operating Officer, Chief Financial Officer, Secretary and Director
David S. Barlow	47	Director
Roger D. Griggs	55	Director
Larry D. Horner	70	Director

Other Officers

Suma M. Krishnan	39	Vice President, Product Development

Randal J. Kirk is our founder and has served as a director since August 1996, as Chairman of the Board since 1996 and as President and Chief Executive Officer since October 2001. Mr. Kirk has over 20 years of experience in the health-care industry. Mr. Kirk began his professional career in the private practice of law. Mr. Kirk co-founded General Injectables & Vaccines, Inc., a pharmaceutical distributor (GIV), in 1983 and served as Chairman of the board of GIV prior to the sale of that company in 1998. Previously, Mr. Kirk served as a member of the board of directors of Scios, Inc. (previously traded on NASDAQ and recently acquired by Johnson & Johnson) between February 2000 and May 2002. He has served on the board of directors of the Radford University Foundation, Inc. since September 1998, on the board of directors of Harvest Pharmaceuticals Inc., a pharmaceutical company, since December 2002 and on the Virginia Bioinformatics Institute Policy Advisory Board since March 2004. Mr. Kirk also currently serves in a number of additional capacities: Senior Managing Director of Third Security, LLC, an investment management firm founded by Mr. Kirk, since March 1999; Chairman of Biological & Popular Culture LLC, an automated proactive notification software and service company, since September 2002, and Chairman of its predecessor from October 1999 to September 2002; member of the board of directors of Howe and Rusling, Inc., a registered investment advisory firm, since December 2001; member of the board of directors of Michael W. Cook Asset Management, Inc., a registered investment advisory firm, since January 2003; and as a member of the board of directors of Clinical Data, Inc. (NASDAQ SC: CLDA) since September 2002. Mr. Kirk has also served on the Board of Visitors of Radford University since July 2003. Mr. Kirk received a B.A. in Economics from Radford University and a J.D. from the University of Virginia.

Krish S. Krishnan has served as a member of our board of directors since March 2003 and as Chief Financial Officer and Chief Operating Officer since April 2004. Previously, he served as President and CEO of Harvest Pharmaceuticals Inc. between February 2003 and April 2004. In addition, Mr. Krishnan currently serves in the following capacities: Senior Managing Director of Third Security, LLC, an investment management firm, since March 2002, and member of the board of managers of Biological & Popular Culture LLC, an automated proactive notification software and service company, since September 2002. Previously, Mr. Krishnan was a director at a start-up venture, Suppliermarket.com, Inc., a software company, from February 2000 to August 2000, which was sold to Ariba Technologies Inc., a software company, in August 2000. He then served as a managing principal of Ariba, focusing primarily in the pharmaceutical industry, from September 2000 until joining Third Security in March 2002. Mr. Krishnan was a senior manager with A.T. Kearney, Inc., a management consulting firm, from September 1996 until January 2000, where he advised pharmaceutical companies on strategic and

Management

operational issues; a consultant with KPMG Peat Marwick between January 1992 and August 1994; and an engineer with E.I. Dupont de Nemours, a multi-national chemical company, between January 1989 and January 1992. Mr. Krishnan received a B.S. in Mechanical Engineering from the Indian Institute of Technology (IIT), a M.S. in Engineering from the University of Toledo, and an M.B.A. from The Wharton School at the University of Pennsylvania.

David S. Barlow has served as a member of our board of directors since 2000. Since March 2000 Mr. Barlow has served as Chairman of Molecular Insight Pharmaceuticals, Inc., an emerging biopharmaceutical company focused on developing innovative molecular imaging pharmaceuticals and targeted radiotherapeutics for cancer, and as Chief Executive Officer since December 2002. Mr. Barlow has also served as President of Black Diamond Capital, a private investment company, since October 1999. From 1995 to September 1999, Mr. Barlow was President of Pharmaceuticals at Sepracor, Inc., a research-based pharmaceutical company. From 1993 to 1995, Mr. Barlow served as the General Manager of Pharmaceuticals at Sepracor, Inc. Prior to 1993, Mr. Barlow held several senior level positions at Rhone-Poulenc Rorer, Inc., pharmaceutical company, including Vice President, World Wide Marketing and Business Development at Armor Pharmaceutical Company, a subsidiary of Rhone-Poulenc Rorer, Inc. Mr. Barlow serves on the Board of Trustees of Bates College, McLean Hospital and Newton Country Day School.

Roger D. Griggs has served as a member of our board of directors since April 2004. Mr. Griggs has founded numerous pharmaceutical companies, including Xanodyne Pharmaceuticals, Inc., PediaMed Pharmaceuticals, Inc., Integrity Pharmaceutical Corporation and Drug Enhancement Company of America, LLC. Mr. Griggs currently serves as Chairman of the Board of Directors of Xanodyne Pharmaceuticals, Inc. and PediaMed Pharmaceuticals, Inc. Mr. Griggs also founded Richwood Pharmaceuticals Inc. in 1990, and served as president and the chief executive officer of that company until 1997, when it was acquired by Shire Pharmaceuticals Group PLC to form Shire Richwood Inc. Mr. Griggs has served since 1998 as a Managing Director of Union Springs LLC, a venture capital firm focused on investments in the life-sciences sector. Mr. Griggs holds a B.S. in Secondary Education from Indiana University and an M.S. from Indiana University at South Bend.

Larry D. Horner has served as a member of our board of directors since 1999. From 1994 to 2001, Mr. Horner served as Chairman of the Board of Pacific USA Holdings Corporation, a holding company of companies in real estate and financial services. From 1997 to 2001, Mr. Horner served as Chairman of the Board of Asia Pacific Wire & Cable, Ltd., a manufacturer of wire and cable products for the telecommunications and power industries in the Asia Pacific Region. From 1991 to 1994, he served as Managing Director of Arnhold & S. Bleinchroeder, Inc., an equity market trading and corporate finance firm. Prior to that, he served as Chairman and Chief Executive Officer of the accounting firm KPMG Peat Marwick. Mr. Horner is on the board of directors of Atlantis Plastics, Inc., Technical Olympics USA, Inc., UTStarcom, Inc. and Conoco Phillips Energy; Mr. Horner serves as the audit committee financial expert of all four of these companies. Mr. Horner also serves on the Board of Directors of Clinical Data, Inc., a medical diagnostics company; as a director and Chairman of Third Security Management Corporation, the owner of several registered investment advisory firms; and as a director and Co-Chairman of Howe & Rusling, Inc., a registered investment advisory firm, all of which are affiliates of New River Pharmaceuticals Inc.

Suma M. Krishnan has fourteen years experience in drug development. Ms. Krishnan has been Vice President, Product Development at New River Pharmaceuticals Inc. since September 2002. Prior to joining New River Pharmaceuticals, Ms. Krishnan served in the following capacities: Director, Regulatory Affairs at Shire Pharmaceuticals, Inc., a specialty pharmaceutical company, from June 2000 to August 2002; Senior Project Manager at Pfizer, Inc., a multi-national pharmaceutical company, from January 1998 to June 2000; and a consultant at the Weinberg Group, a pharmaceutical and

Management

environmental consulting firm, from January 1997 to December 1997. Ms. Krishnan began her career as a discovery scientist for Janssen Pharmaceuticals, a subsidiary of Johnson & Johnson, a multi-national pharmaceutical company, in May 1991. Ms. Krishnan received a M.S. in Organic Chemistry from Villanova University, an M.B.A. from Institute of Management and Research (India) and an undergraduate degree in Organic Chemistry from Ferguson University (India).

All of our directors hold office until the first annual meeting of shareholders following this offering and until their successors are duly elected. After election at the annual meeting following this offering, the directors will then serve for succeeding terms expiring at each successive annual meeting of shareholders and until they or their successors are duly elected.

Our officers are appointed on an annual basis by our board of directors and serve until their successors have been appointed. There are no family relationships among our directors, executive officers or officers, except that Krish S. and Suma M. Krishnan are husband and wife.

COMMITTEES OF THE BOARD

Our board will establish various committees to assist it with its responsibilities. Those committees are described below. Each committee established by the board will undergo an annual performance evaluation to ensure that the committee adequately performs its responsibilities.

Audit Committee

In conjunction with this offering, our board is designating an audit committee that will consist of at least three directors. Each member of the audit committee will be financially literate at the time such member is appointed. The composition of the audit committee will satisfy the independence requirements of The Nasdaq National Market and the SEC. No audit committee member will receive from us any compensation other than that paid with respect to such member’s service as a director, including service on committees. In addition, no member of our audit committee will own or control more than 10% of our common stock.

The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our board.

The audit committee will have responsibility for overseeing:

➢	our accounting and financial reporting processes;

➢	the reliability of our financial statements;

➢	the effective evaluation and management of our financial risks;

➢	our compliance with laws and regulations; and

➢	the maintenance of an effective and efficient audit of our financial statements by a qualified and independent auditor.

To fulfill these responsibilities, the audit committee will:

➢	be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

➢	ensure that we establish and maintain effective disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

➢	periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

Management

➢	review our accounting policies and practices to ensure they meet the requirements with respect to the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants;

➢	select, evaluate, and if necessary, replace our independent auditors;

➢	actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

➢	meet with the independent auditors, and the senior management to review the scope and methodology of the proposed audit;

➢	establish procedures to ensure rapid and current disclosures of material changes in condition or operations;

➢	discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

➢	set clear hiring policies with respect to any current or former employees of our independent auditors; and

➢	establish procedures for the (1) receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and (2) confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters.

Nominating and Governance Committee

In conjunction with this offering, our board is designating a nominating and governance committee that will consist of at least three directors. The composition of the nominating and governance committee will satisfy the independence requirements of The Nasdaq National Market. The nominating and governance committee will:

➢	identify individuals qualified to serve as our directors;

➢	nominate qualified individuals for election to our board of directors at annual meetings of shareholders;

➢	recommend to our board the directors to serve on each of our board committees; and

➢	recommend to our board a set of corporate governance guidelines.

To fulfill these responsibilities, the nominating and governance committee will:

➢	review periodically the composition of our board;

➢	identify and recommend director candidates for our board;

➢	recommend to our board nominees for election as directors;

➢	recommend to our board the composition of the committees of the board;

➢	review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

➢	review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

➢	evaluate periodically the adequacy of our conflicts of interest policy;

➢	review related party transactions;

Management

➢	consider with management public policy issues that may affect us;

➢	review periodically our committee structure and operations and the working relationship between each committee and the board; and

➢	consider, discuss and recommend ways to improve our board’s effectiveness.

Compensation Committee

In conjunction with this offering, our board is designating a compensation committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of The Nasdaq National Market. The nominating and governance committee will recommend to our board nominees for the compensation committee. The compensation committee will meet at least twice during each fiscal year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

➢	develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to shareholders;

➢	recommend to our board for approval, compensation and benefit plans;

➢	review and approve annually corporate and personal goals and objectives to serve as the basis for the chief executive officer’s compensation, evaluation of the chief executive officer’s performance in light of the goals and, based on such evaluation, determine the chief executive officer’s compensation;

➢	determine the annual total compensation for our named executive officers;

➢	with respect to our equity-based compensation plans, approve the grants of stock options, restricted stock, SARs and other equity-based incentives as permitted under our compensation plans;

➢	review and recommend to our board compensation for non-employee directors; and

➢	review and recommend to the board regarding employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No interlocking relationship is expected to exist between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

Our non-employee directors receive $7,500 per quarter for their service on our board of directors. In addition, we reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive stock options under our Stock Option Plan. In March 2003, we granted Mr. Krishnan options to purchase 80,000 shares of our common stock for agreeing to serve on our board of directors. In addition, we granted Mr. Krishnan options to purchase an additional 143,626 shares of common stock in consideration for his service as a non-employee executive officer. All of these options fully vested upon grant. In April 2004, we granted Mr. Griggs 10,000 stock options under the Stock Option Plan for agreeing to serve on our board of directors. These options fully vested upon grant. Following the completion of the offering, we will not pay employee members of our board of directors separately for their service on our board of directors.

Management

EXECUTIVE COMPENSATION

The following table sets forth all compensation earned, including salary, bonuses, options and other compensation, during the fiscal year ended December 28, 2003 by Randal J. Kirk, our Chief Executive Officer, and Lawrence P. Olon, who served as our Executive Vice President, Scientific and Regulatory Affairs until October 31, 2003. We did not have any other executive officers as of December 28, 2003. We refer to these officers as our named executive officers in other parts of this prospectus.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation
Securities Underlying Options/SARs
Name and Position(s)	Salary	Bonus

Randal J. Kirk(1) Chairman of the Board, President and Chief Executive Officer	$—	$—	—

Lawrence P. Olon(2) Executive Vice President, Scientific and Regulatory Affairs	$166,666	—	—

(1)	We did not compensate Mr. Kirk prior to this offering.
(2)	As of October 31, 2003, Mr. Olon ceased to be an employee of New River Pharmaceuticals Inc. and became the Executive Vice President, Scientific and Regulatory Affairs of Harvest Pharmaceuticals Inc.

As of the closing of this offering, Mr. Kirk will receive an annual salary of $400,000 and Mr. Krishnan, who became our Chief Operating Officer, Chief Financial Officer and Secretary in April 2004, will receive an annual salary of $300,000.

OPTION/SAR GRANTS

We did not grant any options or SARs to the named executive officers during the fiscal year ended December 31, 2003.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 31, 2003. None of the named executive officers exercised any options in 2003.

The value of unexercised in-the-money options held at December 31, 2003 represents the total gain that an option holder would realize if he exercised all of the in-the-money options held at December 31, 2003, and is determined by multiplying the number of shares of common stock issuable upon exercise of the options by the difference between an initial public offering price of $             per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

	Number of Securities Underlying Unexercised SARs at December 31, 2003		Value of Unexercised In-the-Money SARs at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Randal J. Kirk	10,000	—	$	$
Lawrence P. Olon	434,500	—

Management

INCENTIVE COMPENSATION PLAN

Our Incentive Compensation Plan permits the award of options (both incentive stock options and nonqualified stock options), stock appreciation rights, stock awards and incentive awards to the eligible persons described below. The Incentive Compensation Plan amends and restates our prior Stock Option Plan, which permitted the grant of options to our employees, directors and consultants. The Incentive Compensation Plan also replaces our former Stock Appreciation Rights Plan, which permitted the grant of stock appreciation rights (awards with a value based on appreciation in our common stock).

The following paragraphs summarize the material features of the Incentive Compensation Plan.

Administration

The compensation committee of our board of directors will administer the Incentive Compensation Plan. The compensation committee will have the authority to select the individuals who will participate in the Incentive Compensation Plan, who we refer to in this prospectus as participants, and to grant options, stock appreciation rights, stock awards and incentive awards upon such terms (not inconsistent with the terms of the Incentive Compensation Plan) as it considers appropriate. In addition, the compensation committee will have complete authority to interpret all provisions of the Incentive Compensation Plan, to prescribe the form of notices or agreements evidencing awards under the Incentive Compensation Plan, to adopt, amend and rescind rules and regulations pertaining to the administration of the Incentive Compensation Plan and to make all other determinations necessary or advisable for the administration of the Incentive Compensation Plan.

The compensation committee may delegate its authority to administer the Incentive Compensation Plan to an officer of our company. The compensation committee, however, may not delegate its authority with respect to individuals who are subject to Section 16 of the Securities Exchange Act of 1934. As used in this summary, the term “administrator” means the compensation committee and any delegate, as appropriate.

Eligibility

Any employee of our company or an affiliate or any person who provides services to our company or an affiliate (including a person who is a member of our board of directors or the board of directors of an affiliate) is eligible to participate in the Incentive Compensation Plan if the administrator, in its sole discretion, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of our company or its affiliates.

Awards

Options.    Options granted under the Incentive Compensation Plan may be incentive stock options, which we refer to in this prospectus as ISOs, or nonqualified stock options. An option entitles the participant to purchase shares of common stock from our company at the option price. The option price will be fixed by the administrator at the time the option is granted, but the price cannot be less than the shares’ fair market value on the date of grant. Except for an adjustment in the case of a corporate reorganization, stock dividend, etc. as explained below, the option price cannot be reduced (by amendment, cancellation or otherwise) after the date of grant unless our shareholders approve the reduction. The option price may be paid in cash, a cash equivalent acceptable to the administrator, with shares of our common stock, or a combination thereof.

Management

Options may be exercised in whole or in part at such times and subject to such conditions as may be prescribed by the administrator. The maximum period in which an option may be exercised will be fixed by the administrator at the time the option is granted but, in the case of an ISO, cannot exceed 10 years. No employee may be granted ISOs (under the Incentive Compensation Plan or any other plan of our company) that are first exercisable in a calendar year for common stock having an aggregate fair market value (determined as of the date the option is granted) exceeding $100,000. In addition, no person may be granted options in any calendar year for more than 200,000 shares of common stock.

SARs.    A stock appreciation right, which we refer to in this prospectus as an SAR, may be granted alone or in tandem with a related option. SARs generally entitle the participant to receive with respect to each share of common stock encompassed by the exercise of the SAR, the lesser of (1) the excess of the fair market value of a share of common stock on the date of exercise over the fair market value of a share of common stock on the date of grant and (2) the fair market value of a share of common stock on the date of grant. To exercise an SAR that is related to an option, the participant must surrender unexercised that portion of the option to which the SAR relates and vice versa.

SARs may be exercised at such times and subject to such conditions as may be prescribed by the administrator. The maximum period in which an SAR may be exercised will be fixed by the administrator at the time the SAR is granted, except that no SAR shall have a term of more than 10 years from the date of grant. The amount payable upon the exercise of an SAR may, in the administrator’s discretion, be settled in cash, our common stock, or a combination of cash and common stock.

No employee may be granted SARs (under the Incentive Compensation Plan or any other plan of our company) that are related to ISOs and that are first exercisable in a calendar year for common stock having an aggregate fair market value (determined as of the date the SAR is granted) exceeding $100,000. In addition, no person may be granted SARs in any calendar year for more than 200,000 shares of common stock. For purposes of the preceding sentence and the individual limitation on the grant of options, an SAR and related option are treated as a single award.

Stock Awards.    The Incentive Compensation Plan also permits the grant of stock awards (i.e., shares of common stock). A participant’s rights in the stock award may be nontransferable or forfeitable or both for a period of time or subject to conditions prescribed by the administrator. These conditions may include, for example, a requirement that the participant continue employment for a specified period, or that our company or any of our subsidiaries or the participant achieve stated objectives. If the shares are not immediately vested and transferable, the period of restriction will be at least three years. However, the period may be reduced to one year if the transferability, vesting or both is subject to the satisfaction of one or more performance objectives based on the performance criteria described below. The Incentive Compensation Plan provides that no person may be granted stock awards in any calendar year for more than 75,000 shares of common stock.

Incentive Awards.    The Incentive Compensation Plan also allows the administrator to make incentive awards to participants on such terms and conditions as the administrator prescribes. To the extent that any incentive awards are granted, they may, in the administrator’s discretion, be settled in cash, our common stock, or a combination of cash and common stock. Incentive awards will be subject to the satisfaction of one or more performance objectives based on the performance criteria described below. No person may receive payments (in cash or common stock or both) in settlement of an incentive award in any calendar year in excess of $1,000,000.

Management

Performance objectives

A participant’s rights under stock awards and incentive awards granted under the Incentive Compensation Plan may be subject to our company or a subsidiary or a business unit (individually or in any combination) of our company achieving stated performance objectives. The performance objectives may be stated with respect to (a) cash flow and/or free cash flow (before or after dividends), (b) earnings per share (including earnings before interest, taxes, depreciation and amortization) (diluted and basic earnings per share), (c) the price of common stock, (d) return on equity, (e) total shareholder return, (f) return on capital (including return on total capital or return on invested capital), (g) return on assets or net assets, (h) market capitalization, (i) total enterprise value (market capitalization plus debt), (j) economic value added, (k) debt leverage (debt to capital), (l) revenue, (m) income or net income, (n) operating income, (o) operating profit or net operating profit, (p) operating margin or profit margin, (q) return on operating revenue, (r) cash from operations, (s) operating ratio, (t) commodity or operating revenue, (u) market share, (v) commencing or completing clinical or other trials, (w) completing a specified filing with the FDA, (x) receiving FDA approval for marketing, (y) entering into an agreement with a research organization or trial site, (z) making specified quantities of a product or product candidate, (aa) sales volume or sales growth for one or more products and (bb) filing for or receiving a patent.

Change in control

The Incentive Compensation Plan provides that outstanding options and SARs will become exercisable, outstanding stock awards will become transferable and nonforfeitable, and each incentive award will be earned following a change in control of our company in accordance with the terms of the applicable agreement.

Share authorization

The maximum aggregate number of shares of common stock that may be issued under the Incentive Compensation Plan (including shares issued upon the exercise of options granted under our prior Stock Option Plan) is 3,240,000 shares but no more than 1,620,000 shares of common stock may be issued as stock awards. These limitations will be adjusted as the compensation committee determines is appropriate in the event of a change in the number of outstanding shares of common stock by reason of a stock dividend, stock split, combination, reclassification, merger, recapitalization or other similar event. The terms of outstanding awards and the limitations on individual grants also will be adjusted as the compensation committee determines is appropriate to reflect such changes. In addition, shares covered by an award that expires or is forfeited will again be available under the Incentive Compensation Plan.

Amendment and termination

The Incentive Compensation Plan will expire on                  , 2014 (but the expiration will not affect awards made before that date). Our board of directors, without further action by our shareholders, may amend or sooner terminate the Incentive Compensation Plan, provided that no such amendment by our board will be effective until approved by our shareholders if the amendment (a) increases the aggregate number of shares that may be issued under the Incentive Compensation Plan, (b) changes the class of individuals who are eligible to participate in the Incentive Compensation Plan or (c) reduces the option price of an outstanding option (other than an adjustment to reflect a recapitalization or similar event as described above).

Relationships and related party transactions

Our company was formed by, and has historically been owned, funded and managed by, Randal J. Kirk, our Chairman of the Board, President and Chief Executive Officer, and affiliates of Mr. Kirk, for the purpose of exploiting our Carrierwave and related technology. As a result, we have engaged in a variety of financial and operational transactions with Mr. Kirk and these affiliates. In accordance with the requirements of the SEC, we describe below all such transactions in which we have engaged since January 1, 2001.

We believe that each of these transactions were on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, if any, between us and our officers, directors, principal shareholders and their affiliates, are approved by the nominating and governance committee or a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

LOANS AND PRIVATE PLACEMENTS OF SECURITIES

We have funded our operations over the past three years principally with proceeds from (i) loans from affiliates of Mr. Kirk, and (ii) private placements of our common stock. Since January 1, 2001, affiliates of Mr. Kirk made the following loans to us:

Holder	Date of Issuance	Amount of Note	Interest Rate

RJK, L.L.C.(1)	August 27, 2001	$5,000,000	3.94%
Kirkfield, L.L.C.(2)	February 17, 2003	350,000	Prime
Kirkfield, L.L.C.(2)	February 4, 2004	200,000	Prime
Kirkfield, L.L.C.(2)	February 19, 2004	250,000	Prime
Kirkfield, L.L.C.(2)	February 26, 2004	400,000	Prime
Kirkfield, L.L.C.(2)	March 15, 2004	450,000	Prime
Kirkfield, L.L.C.(2)	March 25, 2004	100,000	Prime
Kirkfield, L.L.C.(2)	April 7, 2004	50,000	Prime

(1)	This note was convertible at the option of the holder upon the issuance by us of any capital stock into shares of such capital stock. On February 23, 2002, the holder of this note converted the note plus accrued interest into 4,077,720 shares of common stock in conjunction with sales of common stock at a price of $1.25 per share.
(2)	As of April 16, 2004, we had repaid each of these loans in full with proceeds from the private placement of common stock to New River Management III, LP, a private equity fund affiliated with Mr. Kirk, as further described below.

On April 23, 2004, we entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership, an entity controlled by Mr. Kirk. Under the terms of the credit agreement, the partnership has provided an irrevocable line of credit to us for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by us for general working capital and operating expenses. Amounts advanced to us under this credit agreement bear interest at 12% and payments made by us are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of our common stock.

Relationships and related party transactions

We have issued shares of common stock since January 1, 2001 to the following affiliates and interested parties:

Purchaser	Date of Purchase	Number of Shares Purchased	Price Per Share	Aggregate Consideration

Eugene F. Wilcauskas(1)	March 8, 2001	149,910	$3.33	$500,000
John P. Szlasa(2)	May 4, 2001	149,910	3.33	500,000
RJK, L.L.C.(3)	February 23, 2002	5,437,720	1.25	6,797,150
Third Security Staff 2001 LLC(4)	February 23, 2002	240,000	1.25	300,000
Marcus E. Smith(5)	March 5, 2002	80,000	1.25	100,000
Dixon D. Low(5)	March 5, 2002	80,000	1.25	100,000
Larry D. Horner(6)	March 5, 2002	60,000	1.25	75,000
Donna D. Manning(7)	March 5, 2002	40,000	1.25	50,000
Robert M. and Mara G. Patzig(8)	March 14, 2002	2,000	1.25	2,500
Audrey Ho(8)	March 15, 2002	80,000	1.25	100,000
Doit L. Koppler, II(8)	March 15, 2002	2,000	1.25	2,500
Steven G. Kirk(9)	March 28, 2002	1,000	1.25	1,250
Thomas and Toni H. Piccariello(10)	April 23, 2002	20,000	1.25	25,000
New River Management II, LP(11)	March 13, 2003	240,000	1.25	300,000
New River Management II, LP(11)	March 31, 2003	743,200	1.25	929,000
New River Management II, LP(11)	July 15, 2003	240,000	1.25	300,000
New River Management II, LP(11)	July 28, 2003	720,000	1.25	900,000
New River Management II, LP(11)	October 21, 2003	880,000	1.25	1,100,000
New River Management III, LP(12)	April 9, 2004	906,666	2.50	2,266,665
Roger D. Griggs(6)	May 3, 2004	120,000	2.50	300,000

(1)	Previously served as our Chief Executive Officer.
(2)	Previously served as our Vice President, Marketing.
(3)	RJK, L.L.C. is an affiliate of Mr. Kirk. 4,077,720 of these shares were issued upon the conversion of the Convertible Promissory Note issued by us on August 27, 2001. The remaining 1,360,000 shares were issued in consideration for $1,700,000 in cash.
(4)	Affiliate of Mr. Kirk.
(5)	Previously served on our board of directors and currently serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(6)	Serves on our board of directors.
(7)	Spouse of Mr. Horner.
(8)	Serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(9)	Brother of Mr. Kirk.
(10)	Previously served as our Vice President, Polypeptide Drug Development.
(11)	New River Management II, LP is a private equity fund affiliated with Mr. Kirk.
(12)	New River Management III, LP is a private equity fund affiliated with Mr. Kirk. On March 26, 2004, we entered into a Subscription Agreement with New River Management III, LP pursuant to which we agreed to sell, and the fund agreed to purchase, in addition to the shares issued on April 9, 2004, the following shares: on or before May 10, 2004, 313,334 shares; on or before June 9, 2004, 300,000 shares; and on or before July 12, 2004, 300,000 shares. We are obligated to sell these shares at a price of $2.50 per share. All obligations with respect to these future sales will terminate in the event we close our initial public offering prior to any of these issuances.

Relationships and related party transactions

SERVICES AND EXECUTIVE OFFICE SPACE PROVIDED TO US BY AFFILIATES OF RANDAL J. KIRK

Certain administrative services historically have been provided to us at no charge by Third Security, an entity owned by Mr. Kirk. Such services include accounting, finance, information technology, human resources and executive management. By the completion of this offering, we intend to add the necessary personnel and infrastructure to be self-sufficient, except for certain limited administrative services that Third Security will continue to provide to us under an administrative services agreement. These limited administrative services will be provided to us for a market rate. In addition, executive office space historically has been provided to us at no charge by Third Security. By the completion of this offering, we will enter into a lease agreement with Third Security pursuant to which we will pay a market rate for this executive office space.

SERVICES PROVIDED TO HARVEST PHARMACEUTICALS INC

On December 27, 2002, we transferred the assets of our drug promotion and distribution business, and its net liabilities of approximately $435,000, to an affiliate, Thyroid Marketing Company (TMC), in exchange for 100% of the outstanding common stock of TMC. Immediately after the transfer to TMC, we distributed the common stock of TMC to our shareholders. On December 30, 2002, TMC formed a new subsidiary, Harvest Pharmaceuticals Inc. (Harvest) and merged TMC into Harvest on December 31, 2002. Throughout 2003, we provided assistance to Harvest in the area of regulatory affairs. The total amount billed to Harvest for these services was approximately $67,000, of which $39,883 was outstanding at December 28, 2003. These services are no longer being provided to Harvest as Harvest now has its own regulatory affairs staff.

Principal shareholders

The following tables set forth information about the beneficial ownership of our common stock on May 3, 2004, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

➢	each of our named executive officers;

➢	each of our directors;

➢	all of our executive officers and directors as a group; and

➢	each person known to us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 26,212,446 shares of common stock outstanding on May 3, 2004 and              shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding any shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after May 3, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o New River Pharmaceuticals Inc., 1881 Grove Avenue, Radford, Virginia 24141.

	Number of shares of common stock beneficially owned(1)	Percentage of common stock beneficially owned
Name and address of beneficial owner:		Before offering	After offering

Randal J. Kirk(2)	21,484,086	81.9%	%
Lawrence P. Olon(3)	449,500	1.7
Krish S. Krishnan(4)	238,626	*
David S. Barlow	90,000	*
Roger D. Griggs	130,000	*
Larry D. Horner(5)	190,000	*
Executive officers and directors as a group (6 persons)	22,582,212	83.4

*	Less than 1%
(1)	The amounts in this column include shares of common stock with respect to which certain persons had the right to acquire beneficial ownership within 60 days after May 3, 2004 pursuant to the exercise of options: Randal J. Kirk: 10,000 shares; Lawrence P. Olon: 434,500 shares; Krish S. Krishnan: 223,626 shares; David S. Barlow: 90,000 shares; Roger D. Griggs: 10,000 shares; Larry D. Horner: 90,000 shares; and executive officers and directors as a group: 858,126 shares.
(2)	Includes shares held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 1,870,000 Lotus Capital (2000) Limited Partnership; 1,468,029 shares held by Kirkfield, L.L.C.; 5,480,633 shares held by New River Management II, LP; 906,666 shares held by New River Management III, LP; 7,155,576 shares held by RJK, L.L.C.; and 1,826,937 shares held by Third Security Staff 2001 LLC.
(3)	Mr. Olon’s address is c/o Harvest Pharmaceuticals Inc, 326 Rainbow Circle, Independence, Virginia 24348. Includes 15,000 shares held jointly with his spouse.
(4)	Includes 15,000 shares held jointly with his spouse.
(5)	Includes 40,000 shares held by his spouse.

Description of capital stock

The following description summarizes information about our capital stock. Our amended and restated articles of incorporation and amended and restated bylaws will become effective upon the closing of this offering. The information below gives effect to the effectiveness of our amended and restated articles and the adoption of our amended and restated bylaws. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our amended and restated articles of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of Virginia law, the state in which we are incorporated.

Our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share, upon the completion of this offering.

As of             , 2004, there were              shares of common stock outstanding and held of record by              shareholders. Upon completion of this offering, there will be              shares of common stock outstanding. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

COMMON STOCK

Shares of our common stock have the following rights, preferences and privileges:

Voting rights

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors, and therefore the holders of a plurality of the shares of common stock voting for the election of directors may elect all of our directors standing for election.

Dividends

Holders of common stock are entitled to receive dividends if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of outstanding shares of preferred stock, if any.

Liquidation

In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding shares of preferred stock, if any, we will distribute the remainder of our assets ratably among the holders of shares of common stock.

Rights and preferences

The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be impaired by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Description of capital stock

PREFERRED STOCK

Upon the closing of this offering, there will be no shares of preferred stock issued or outstanding. Our amended and restated articles of incorporation authorize our board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because our board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include:

➢	restricting dividends on our common stock;

➢	diluting the voting power of our common stock;

➢	impairing liquidation rights of our common stock; or

➢	delaying or preventing a change in control of us without further action by our shareholders.

We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS AND OF VIRGINIA LAW

Our amended and restated articles of incorporation, amended and restated bylaws and Virginia law contain provisions that may have the effect of impeding the acquisition of control of us by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to, coercive takeover practices and inadequate takeover bids. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of common stock. In addition, these provisions make it more difficult for our shareholders, should they choose to do so, to remove our board of directors or management.

Articles of incorporation and bylaws

Preferred Stock

Our amended and restated articles of incorporation authorize our board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Preferred Stock.” Under this authority, our board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Board vacancies; removal

Our amended and restated articles of incorporation provide that any vacancy occurring on our board of directors may be filled by a majority of directors then in office, even if less than a quorum. Moreover,

Description of capital stock

our articles of incorporation provide that directors may be removed only for cause. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by that removal with its own nominees.

Shareholder meetings

Under our amended and restated bylaws only the chairman of the board, the chief executive officer or a majority of our board of directors may call special meetings of shareholders. Our amended and restated bylaws also provide that shareholders may only conduct business at special meetings of shareholders that was specified in the notice of the meeting.

Advance notification of shareholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of persons for election as directors, other than nominations made by or at the direction of our board.

VIRGINIA ANTI-TAKEOVER STATUTES

Affiliated transactions statute

Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any holder of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:

➢	a majority (but not less than two) of disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

➢	before or on the date the person became an interested shareholder, a majority of disinterested directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

Virginia law permits a corporation to exempt itself from this statutory provision by placing a statement to that effect in its articles of incorporation. Our amended and restated articles of incorporation do not specifically address the Virginia statute regarding affiliated transactions; therefore, we are subject to this provision.

Control share acquisitions statute

Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

➢	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

Description of capital stock

➢	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held within 50 days of the acquiring person’s request to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Our amended and restated articles of incorporation provide that this second statutory provision does not apply to our company; therefore, we are not subject to this provision.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Virginia law permits a corporation to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Our amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them because of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law.

Virginia law permits the elimination of liability of directors and officers in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of a corporation, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Our amended and restated articles of incorporation limit the liability of our directors to the maximum extent permitted by Virginia law.

This provision has no effect on any non-monetary remedies that may be available to us or our shareholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is                     .

Shares eligible for future sale

SALE OF RESTRICTED SHARES

Upon completion of this offering, based upon the number of shares outstanding as of                     , 2004, we will have an aggregate of              outstanding shares of common stock, or              shares if the underwriters exercise their over-allotment option in full. Of these shares, all of the              shares sold in this offering, or              shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration including the exemption made available by Rule 144, including Rule 144(k), or Rule 701 under the Securities Act.

LOCK-UP AGREEMENTS

Our directors, executive officers and substantially all of our shareholders and option holders have agreed not to offer, sell, contract to sell or, with limited exception, otherwise dispose of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting.” Immediately following this offering, our existing shareholders will own              restricted shares, representing approximately         % of the then outstanding shares of common stock, or approximately         % if the underwriters exercise their over-allotment option. Our executive officers, directors and shareholders affiliated with them will own              shares, based upon their beneficial ownership as of                     , 2004. Upon expiration of the lock-up period, 180 days after the date of this prospectus,              shares will be available for resale to the public in accordance with Rule 144.

We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus.

RULE 144

In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including a person who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢	1% of the number of shares of common stock then outstanding, which is expected to be approximately shares upon completion of this offering ( shares if the underwriters exercise their over-allotment option in full); or

➢	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale restrictions and notice requirements and to the availability of current public information about us.

Shares eligible for future sale

RULE 144(K)

Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

RULE 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us as part of a compensatory stock plan or in connection with some other written agreement is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period requirement, contained in Rule 144.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Legg Mason Wood Walker, Incorporated, A.G. Edwards & Sons, Inc. and Wells Fargo Securities, LLC are the representatives of the underwriters. UBS Securities LLC is the sole book-runner of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Legg Mason Wood Walker, Incorporated
A.G. Edwards & Sons, Inc.
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales

Underwriting

of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

NO SALES OF SIMILAR SECURITIES

We, our officers and directors and substantially all of our existing shareholders and option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The lock-up period will be extended for up to 21 additional days, in some circumstances, if, during the period beginning approximately 18 days before expiration of the 180-day lock-up period and ending on the expiration of the 180-day lock-up period, we announce earnings or material news or a material event relating to us occurs. The lock-up period will be extended for up to 37 additional days, in some circumstances, if, before the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. However, the lock-up period will not be extended if, as of the expiration of the 180-day restricted period, our shares of common stock are “actively traded securities,” as defined in Regulation M, 17 CFR 242.101(c)(1). This definition requires that our common stock have a public float of at least $150 million, excluding shares held by our affiliates, and a 60-day average daily trading volume of at least $1,000,000. At any time and without public notice, UBS Securities LLC may, in its sole discretion and without notice, release all or some of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

THE NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the trading symbol “NRPH.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation by us and the representatives of the underwriters. The principal factors considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

Underwriting

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to         % of the common stock being offered by this prospectus for sale to our directors, officers, employees and other individuals associated with us and members of their families at the initial public offering price. The sales will be made by UBS Securities LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any employees, strategic partners or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 90 days after the date of this prospectus.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided in the past and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Hunton & Williams LLP. Dewey Ballantine LLP is counsel for the underwriters in connection with the offering.

Experts

The consolidated financial statements of New River Pharmaceuticals Inc. and Subsidiaries as of December 28, 2003 and December 29, 2002, and for each of the fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

We intend to furnish our shareholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

New River Pharmaceuticals Inc. and Subsidiaries

Independent Auditors’ Report

The Board of Directors and Shareholders

New River Pharmaceuticals Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of New River Pharmaceuticals Inc. and Subsidiaries as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New River Pharmaceuticals Inc. and Subsidiaries as of December 28, 2003 and December 29, 2002, and the results of their operations and their cash flows for each of the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

April 29, 2004

Roanoke, Virginia

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 28, 2003 and December 29, 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$264,393	614,184
Due from affiliates	88,381	14,850
Income taxes refundable	—	3,376
Prepaid expenses	—	1,918

Total current assets	352,774	634,328

Property and equipment:
Leasehold improvements	71,009	71,009
Machinery and equipment	755,992	717,372

	827,001	788,381
Less accumulated depreciation and amortization	544,109	403,831

Property and equipment, net	282,892	384,550

Total assets	$635,666	1,018,878

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Note payable to shareholder	$350,000	—
Accounts payable	467,742	86,966
Unpaid and accrued research and development expenses	907,505	475,293
Other accrued expenses	36,773	220,694
Current maturities of long-term debt	—	135,714
Capital lease obligation	—	9,941
Due to affiliates	12,683	—

Total current liabilities	1,774,703	928,608

Shareholders’ equity (deficit):
Preferred stock, par value $0.001 per share. Authorized 25,000 shares; none issued and outstanding	—	—
Common stock, par value $0.001 per share. Authorized 50,000,000 shares; issued and outstanding 25,185,780 shares in 2003 and 22,362,580 shares in 2002	25,186	22,363
Additional paid-in capital	24,479,789	20,895,494
Accumulated deficit	(25,644,012)	(20,827,587)

Total shareholders’ equity (deficit)	(1,139,037)	90,270

Total liabilities and shareholders’ equity (deficit)	$635,666	1,018,878

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001

	2003	2002	2001

Sales, net	$—	177,071	240,866

Operating costs and expenses:
Cost of goods sold	—	51,491	105,294
Net sales returns of drug unavailable for sale	—	—	641,106
Selling, general and administrative	1,528,872	1,940,162	4,283,974
Research and development	3,138,655	2,683,011	3,909,349
Depreciation and amortization of property and equipment	140,278	174,984	162,396
Amortization of intangible assets	—	39,017	39,017

Total operating expenses	4,807,805	4,888,665	9,141,136

Operating loss	(4,807,805)	(4,711,594)	(8,900,270)

Other income (expense):
Loss on sale of property and equipment	—	(89,374)	—
Interest expense	(12,804)	(58,537)	(131,815)
Interest income	4,184	29,610	101,555

Total other expense, net	(8,620)	(118,301)	(30,260)

Net loss	$(4,816,425)	(4,829,895)	(8,930,530)

Net loss per share:
Basic and diluted	$(0.20)	(0.23)	(0.56)

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity (Deficit)

Fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001

	Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Dollars

Balances at December 31, 2000	15,739,860	$15,740	10,172,885	(7,067,162)	3,121,463

Issuance of common stock ($3.33 per share)	300,000	300	999,700	—	1,000,000
Stock-based compensation	—	—	1,391,280	—	1,391,280
Net loss	—	—	—	(8,930,530)	(8,930,530)

Balances at December 30, 2001	16,039,860	16,040	12,563,865	(15,997,692)	(3,417,787)

Issuance of common stock ($1.25 per share)	2,245,000	2,245	2,804,005	—	2,806,250
Conversion of long-term debt and accrued interest to common stock ($1.25 per share)	4,077,720	4,078	5,093,073	—	5,097,151
Contribution from shareholders	—	—	434,551	—	434,551
Net loss	—	—	—	(4,829,895)	(4,829,895)

Balances at December 29, 2002	22,362,580	22,363	20,895,494	(20,827,587)	90,270

Issuance of common stock ($1.25 per share)	2,823,200	2,823	3,526,177	—	3,529,000
Stock-based compensation	—	—	58,118	—	58,118
Net loss	—	—	—	(4,816,425)	(4,816,425)

Balances at December 28, 2003	25,185,780	$25,186	24,479,789	(25,644,012)	(1,139,037)

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001

	2003	2002	2001

Cash flows from operating activities:
Net loss	$(4,816,425)	(4,829,895)	(8,930,530)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	140,278	174,984	162,396
Amortization of intangible assets	—	39,017	39,017
Loss on sale of property and equipment	—	89,374	—
Stock-based compensation	58,118	—	1,391,280
Changes in operating assets and liabilities:
Trade accounts receivable	—	(4,857)	1,032,219
Due from affiliates, net	(73,531)	(9,291)	71,994
Other receivables	—	—	708
Inventories	—	(75,331)	41,116
Income taxes refundable	3,376	1,019	38,527
Prepaid expenses	1,918	1,167	79,322
Other current assets	—	4,059	61,129
Accounts payable	380,776	(794,101)	1,170,290
Unpaid and accrued research and development expenses and other accrued expenses	248,291	517,841	(80,689)
Due to affiliates	12,683	—	—

Net cash used in operating activities	(4,044,516)	(4,886,014)	(4,923,221)

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	27,311	—
Purchase of property and equipment	(38,620)	(101,660)	(466,435)

Net cash used in investing activities	(38,620)	(74,349)	(466,435)

Cash flows from financing activities:
Proceeds from note payable to shareholder	350,000	—	—
Proceeds from convertible debt payable to shareholder	—	—	5,000,000
Principal payments on long-term debt	(135,714)	(271,430)	(271,428)
Principal payments on capital lease obligation	(9,941)	(47,831)	—
Issuance of common stock	3,529,000	2,806,250	1,000,000

Net cash provided by financing activities	3,733,345	2,486,989	5,728,572

Net increase (decrease) in cash and cash equivalents	(349,791)	(2,473,374)	338,916
Cash and cash equivalents at beginning of period	614,184	3,087,558	2,748,642

Cash and cash equivalents at end of period	$264,393	614,184	3,087,558

Supplemental cash flow information:
Interest paid	$121	42,595	131,815

Income taxes paid (refunded)	$(3,376)	(1,019)	38,527

Noncash investing and financing activities:

In 2002, the Company issued 4,077,720 shares of common stock in satisfaction of convertible debt payable to shareholder of $5,000,000 plus accrued interest of $97,151.

In 2002, the Company financed the purchase of equipment totaling $57,772 with a capital lease.

In 2002, the Company transferred net liabilities of $434,551 to an affiliated company that was accounted for as a contribution from shareholders (see note 1(b)).

See accompanying notes to consolidated financial statements.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 28, 2003, December 29, 2002, and December 30, 2001

(1)    Organization and Nature of Business

(a)    Organization

New River Pharmaceuticals Inc. (the Company), a Virginia corporation, was formed in 1996. The Company has a wholly-owned subsidiary, Lotus Biochemical (Bermuda) Ltd. (Lotus Bermuda), which exists to hold pharmaceutical intellectual property. While Lotus Bermuda has held such forms of intellectual property in the past, at December 28, 2003, Lotus Bermuda no longer held any such assets, but may be used again for such purpose in the future. Alternatively, the Company may decide to dissolve Lotus Bermuda at some time in the future. Through December 29, 2002, the Company also had a wholly-owned subsidiary Lotus Export Corporation (dissolved on December 29, 2002), which was incorporated in the U.S. Virgin Islands and qualified as a Foreign Sales Corporation under Section 922(a)(2) of the Internal Revenue Code.

(b)    Nature of Business

The Company is a specialty pharmaceutical company focused on developing safer and improved versions of widely-prescribed drugs in large and growing markets. Utilizing its proprietary Carrierwave™ technology, the Company is developing novel pharmaceuticals to address the significant drawbacks and adverse side effects of currently-marketed drugs.

Additionally, through December 27, 2002, the Company’s operations included drug promotion and distribution operations. Virtually all of the revenues from the drug promotion and distribution business were from the sales in the United States of two prescription pharmaceuticals that received minimal promotion.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

In late 2002, the Company effectively transferred its drug marketing and distribution business to a subsidiary of the Company and distributed the ownership of such subsidiary to its shareholders. In order to accomplish such transfer, effective December 27, 2002, the Company transferred net liabilities of $434,551 to Thyroid Marketing Company (TMC) in exchange for 100% (10,000 shares) of the outstanding common stock of TMC. Prior to the transfer, TMC was a dormant corporation affiliated with Third Security, LLC (Third Security), itself an affiliate of the Company. The assets and liabilities were transferred to TMC at their historical cost basis and consisted of the following (see also note 9):

Assets:
Trade accounts receivable	$18,888
Inventories	180,629
Prepaid expenses	25,562
Intangible assets, net	381,493

606,572

Liabilities:
Accounts payable	649,500
Accrued expenses	120,195
Current maturities of long-term debt	271,428

1,041,123

Net liabilities transferred	$(434,551)

Immediately after the transfer, the Board of Directors of the Company approved a distribution by the Company to its shareholders of the 10,000 shares of TMC stock.

On December 30, 2002, the State Corporation Commission of the Commonwealth of Virginia approved the incorporation of Harvest Pharmaceuticals Inc. (Harvest), a wholly-owned subsidiary of TMC. Effective December 31, 2002, the shareholders of TMC approved the merger of TMC into Harvest, and each issued and outstanding share of Harvest was canceled and each issued and outstanding share of TMC was converted into 100 shares of common stock of Harvest.

(2)    Summary of Significant Accounting Policies

(a)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)    Fiscal Year

The Company maintains its books using a 52/53-week fiscal year ending on the Sunday nearest the last day of December. Fiscal years 2003, 2002 and 2001 ended on December 28, 2003, December 29, 2002, and December 30, 2001, respectively, and each included 52 weeks. Reference to years in the consolidated financial statements and accompanying notes relate to fiscal years rather than calendar years.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

(c)    Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 28, 2003 and December 29, 2002, cash equivalents consisted of money market accounts totaling approximately $403,000 and $578,000, respectively.

(d)    Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts routinely. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. Due to its current lack of revenues, the Company does not have any trade accounts receivable at December 28, 2003.

(e)    Inventories

Inventories consist of raw materials, supplies, and finished goods produced on behalf of the Company under various contract manufacturing agreements, and are stated at the lower of average cost or market. Since the Company does not currently have any products on the market, nor any products currently approved by the Food and Drug Administration or other regulatory body for production, the Company does not have any inventory at December 28, 2003.

(f)    Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the various assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases. Estimated useful lives are five years for machinery and equipment and three years for leasehold improvements. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred.

Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the leases. These assets are amortized using the straight-line method over the estimated useful lives of the assets.

(g)    Purchased Intangibles

The initial costs in excess of net assets acquired arising from asset purchases and product acquisitions were being amortized on a straight-line basis over 15 years. Effective December 27, 2002, these assets were transferred to TMC (see note 1(b)).

(h)    Impairment or Disposal of Long-Lived Assets

On December 31, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets, such as amortizing intangible assets and machinery and equipment, are reviewed

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the financial statements and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

The adoption of SFAS No. 144 did not affect the Company’s consolidated financial statements. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

(i)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)    Revenue Recognition, Cost of Goods Sold and Sales Returns

The Company recognizes revenue when the product is shipped and the customer takes ownership and assumes risk of loss. Although at December 28, 2003, the Company had no products available for sale, it does anticipate having products available for sale in the future. The Company anticipates that some of its sales will be to wholesalers who have the right to return purchased product. In accordance with SFAS No. 48, Revenue Recognition When the Right of Return Exists, until the Company has sufficient sales history to estimate product returns, it will have to defer recognition of revenue on such sales until the products are dispensed through patient prescriptions. Once the Company has obtained sufficient sales history to estimate product returns, under SFAS No. 48, it will be able to recognize revenue on product shipments, net of a reasonable allowance for estimated returns relating to these shipments.

Essentially all sales for the fiscal years ended December 29, 2002 and December 30, 2001 were derived from the sale of one drug and two drugs, respectively. Due to difficulties encountered in the manufacturing of one of these drugs, the Company decided during 2001 to reformulate the drug. Due to the time required to complete the reformulation process, the drug was unavailable for sale beginning in November 2001. As a new supply of the drug was not available to offset returns of expired product from wholesalers, returns exceeded sales during 2001. Net sales returns for this drug during 2001 totaled $641,106. Effective December 27, 2002, the Company transferred the operations related to these drugs to TMC (see note 1(b)).

(k)    Research and Development

Research and development expenses consist of direct costs and indirect costs. Direct research and development costs include salaries and related costs of research and development personnel, and the costs of consultants, facilities, materials and supplies associated with research and development projects as well as various laboratory studies. Indirect research and development costs include depreciation and other indirect overhead expenses. The Company

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

considers that regulatory and other uncertainties inherent in the research and development of new products preclude it from capitalizing such costs. This treatment includes up-front and milestone payments made to third parties in connection with research and development collaborations. At December 28, 2003, the Company had research and development commitments with third parties totaling approximately $1,345,000, of which approximately $721,000 had not yet been incurred. The commitments are cancelable by the Company at any time upon written notice.

(l)    Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options, including stock options granted to outside members of the Board of Directors. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123.

The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	2003	2002	2001

Net loss:
As reported	$(4,816,425)	(4,829,895)	(8,930,530)
Add stock-based employee compensation expense included in reported net loss, net of related tax effects	58,118	—	1,391,280
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(154,601)	(84,099)	(1,875,490)

Pro forma	$(4,912,908)	(4,913,994)	(9,414,740)

Net loss per share:
Basic and diluted:
As reported	$(0.20)	(0.23)	(0.56)
Pro forma	$(0.21)	(0.23)	(0.59)

The per share weighted average fair value of stock options granted during fiscal years 2003 and 2001 of $0.44 and $1.67, respectively, was determined on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2001

Expected dividend yield	0%	0%
Risk-free interest rate	3.95% – 4.67%	4.50%
Expected life of options	10 years	10 years
Expected volatility	0%	0%

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

(m)    Net Loss Per Share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net loss of the Company. Also see note 10.

(n)    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Prior to the transfer to TMC, the Company’s customer base included primarily wholesalers, pharmacies, and other distributors of pharmaceutical products. There were no significant concentrations in net sales in fiscal years 2002 or 2001.

(o)    Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts. Actual results could differ from management’s estimates.

(p)    Reclassifications

Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to place them on a basis comparable to the 2003 consolidated financial statements.

(3)    Liquidity

As of December 28, 2003, the Company had an accumulated deficit of $25,644,012, negative working capital of $1,421,929 and shareholders’ deficit of $1,139,037. The Company has historically required significant funding from external investors and related parties in order to meet its financial obligations. Management anticipates that this trend will continue for the foreseeable future.

The Company’s future capital requirements will depend on the progress of its research on and development of product candidates; the timing and outcome of regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights; the status of competitive products; the availability of financing; and the Company’s success in developing markets for its product candidates.

In February, March and April 2004, the Company received a total of $1,450,000 from Kirkfield, L.L.C., a related party, in exchange for a series of promissory demand notes. The notes were due, along with accrued interest at the prime rate, upon demand of the holder or in the event of default (as defined) by the Company. On March 26, 2004, the Company entered into a Subscription Agreement with New River Management III, LP (the Fund), an affiliated private equity fund, pursuant to which the Company agreed to sell, and the Fund agreed to purchase, 906,666 shares of the Company’s common stock on April 9, 2004, 313,334 shares on or before May 10, 2004, 300,000 shares on or before June 9, 2004, and 300,000 shares on or before July 12, 2004 at $2.50 per share. On April 16, 2004, the Company repaid the outstanding balances of the

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

notes payable to Kirkfield, L.L.C., totaling $1,800,000 (see note 8) plus accrued interest, using a portion of the $2,266,665 proceeds received from the sale of common stock to the Fund, which was originally due on April 9, 2004 and which was received on April 14, 2004.

On April 23, 2004, the Company entered into a credit agreement with Randal J. Kirk (2000) Limited Partnership (the Partnership), a related party. Under the terms of the credit agreement, the Partnership has provided an irrevocable line of credit to the Company for up to the principal amount of $5,000,000. The proceeds from the credit line are to be used by the Company for general working capital and operating expenses. Amounts advanced to the Company under this credit agreement bear interest at 12% and payments made by the Company are applied first to any accrued interest. The entire amount of credit extended, plus any interest, is due the earlier of April 1, 2005 or upon the completion of an initial public offering of the Company’s common stock.

Management believes its existing cash and cash equivalents, the Subscription Agreement with the Fund and the credit agreement with the Partnership will be sufficient to fund its operating expenses and capital expenditures for at least the next 12 months.

To the extent the Company’s capital resources are insufficient to meet future capital requirements, the Company will need to raise additional capital or incur indebtedness to fund its operations. Such additional debt or equity financing may not be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate its research and development programs, reduce its commercialization efforts or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain product candidates that it might otherwise seek to develop or commercialize independently.

(4)    Allowance for Doubtful Accounts for Trade Accounts Receivable

A summary of changes in the allowance for doubtful accounts for trade accounts receivable for the fiscal years 2002 and 2001 follows:

	2002	2001

Balance at beginning of year	$6,000	115,449
Losses charged to allowance	(6,000)	(109,449)

Balance at end of year	$—	6,000

(5)    Royalty Obligations

During 2002 and 2001, the Company had royalty obligations relating to two of its owned products. Sales of the first product were subject to a royalty of 15% of annual net product sales, limited to a maximum of $300,000 per year. Royalty expense for this product for the fiscal years ended December 29, 2002 and December 30, 2001 was $29,993 and $656, respectively. Sales of the second product were subject to a royalty of 10% of annual net product sales, with a minimum annual royalty of $25,000 and a maximum annual royalty of $250,000. Royalty expense for this product for each of the fiscal years ended December 29, 2002 and December 30, 2001 was $25,000. The accrued and unpaid royalties related to these products, as well as any future royalty obligations, were transferred to TMC on December 27, 2002 (see note 1(b)).

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

(6)    Long-term Debt

Long-term debt consisted of the following at December 29, 2002:

Note payable in semiannual principal installments of $135,714, plus interest at prime plus 1% (5.25% at December 29, 2002) collateralized by certain assets. Principal payments were originally due through December 31, 2003	$135,714

Total long-term debt	135,714
Less current maturities	(135,714)

Long-term debt, less current maturities	$—

The fiscal year 2003 installments of the note payable were transferred to TMC (see note 1(b)) on December 27, 2002; however, the semiannual installment due in December 2002 was paid by the Company subsequent to December 29, 2002.

(7)    Leases

The Company leases its research and development facilities pursuant to an operating lease that is subject to annual renewals. Monthly payments under the lease are $7,232. The existing lease expires July 31, 2004, however, the Company anticipates renewing the lease for successive one-year periods under similar terms as those in effect at December 28, 2003. Total rent expense under operating leases was $103,932, $93,283 and $88,340 for the years ended December 28, 2003, December 29, 2002, and December 30, 2001, respectively.

In fiscal year 2002, the Company entered into a capital lease to finance the purchase of equipment. Monthly payments on the lease were $5,031, including interest at an effective rate of 10.17%, through March 2003. The net book value of this equipment was $38,515 and $50,069 at December 28, 2003 and December 29, 2002, respectively.

(8)    Related Party Transactions

During 2003, the Company paid for certain general and administrative expenses totaling $67,287 on behalf of Harvest, subject to an understanding that Harvest would reimburse the Company for any such payments. At December 28, 2003, the balance due from Harvest for these expenses was $39,883. At December 29, 2002, the amount shown as being due from affiliates consisted of cash disbursements made by the Company on behalf of certain of the Company’s affiliates.

Third Security provides to the Company at no cost accounting, finance, information technology, human resources, legal and executive management services. The estimated cost of these services approximated $176,000, $134,000 and $160,000 in fiscal years 2003, 2002 and 2001, respectively. Management estimated the cost of these services based on the actual compensation of the individuals performing the work multiplied by an estimated percentage of the individual’s time allocated to services performed for the Company. Management believes that this method is a reasonable approximation of the cost of these services. Management also believes that it is not practicable to estimate the cost for these services that would have been incurred if the Company had operated as an unaffiliated entity in fiscal years 2003, 2002 and 2001. At December 28, 2003, Third Security owed the Company $48,498 for amounts advanced by the Company in fiscal 2003.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

Between March 2003 and October 2003, the Company received cash of $3,529,000 from New River Management II, LP, an affiliated company, in exchange for the issuance of 2,823,200 shares of common stock at $1.25 per share.

In February 2003, the Company received $350,000 from Kirkfield, L.L.C., a shareholder of the Company, in exchange for a promissory demand note payable. The note was due, along with accrued interest at the prime rate (4.0% at December 28, 2003), upon demand of the holder or in the event of default (as defined) by the Company. Interest expense, which is accrued and included in due to affiliates at December 28, 2003, totaled $12,683 in fiscal 2003. On April 16, 2004, the Company paid off the outstanding balance, including accrued interest, of this note (see note 3).

During February 2002 through April 2002, the Company issued a total of 2,245,000 shares of common stock to existing shareholders at a price of $1.25 per share, for total cash proceeds of $2,806,250. Also, during February 2002, a $5,000,000 convertible promissory note payable to shareholder, plus accrued and unpaid interest of $97,151, was converted into 4,077,720 shares of common stock at a price of $1.25 per share.

(9)    Income Taxes

There is no income tax benefit recognized for the years ended December 28, 2003, December 29, 2002, and December 30, 2001 due to the net losses combined with no current ability to confirm recovery of the benefits of these losses.

Income tax benefit for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001 differed from amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:

	2003	2002	2001

Computed “expected” income tax benefit	$(1,637,584)	(1,642,164)	(3,036,380)
(Increase) reduction in income tax benefit resulting from:
State income tax benefit, net of effect of federal income taxes	(142,779)	(142,993)	(264,757)
Other, net	3,084	5,209	5,494
Change in valuation allowance for deferred tax assets	1,777,279	1,779,948	3,295,643

Total income tax benefit	$—	—	—

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

The tax effects of temporary differences that comprise the deferred tax assets and deferred tax liabilities at December 28, 2003 and December 29, 2002 follow:

	2003	2002

Deferred tax assets:
Property and equipment, due primarily to differences in depreciation and amortization	$205,924	213,697
Stock-based compensation	535,842	514,356
Intangible assets	359,019	405,848
Net operating loss carryforwards	8,288,515	6,482,015

Total gross deferred tax assets	9,389,300	7,615,916
Less valuation allowance	(9,389,300)	(7,612,021)

Net deferred tax assets	—	3,895

Deferred tax liabilities:
Prepaid expenses	—	(3,895)

Net deferred tax asset	$—	—

In conjunction with the transfer of net liabilities to TMC (see note 1(b)), the Company also transferred net deferred tax assets of $69,770 and a valuation allowance against those net deferred tax assets of $69,770 to TMC.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Company will not realize the benefits of these deferred tax assets. The valuation allowance increased $1,777,279, $1,779,948 and $3,295,643 in 2003, 2002 and 2001, respectively; the change in each year offsetting the change in net deferred tax assets.

At December 28, 2003, the Company has a loss carryforward for income tax purposes of approximately $22.4 million available to offset future taxable income, of which approximately $1.9 million expires in 2019, approximately $2.8 million expires in 2020, approximately $7.6 million expires in 2021, approximately $5.2 million expires in 2022 and approximately $4.9 million expires in 2023. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards that can be used in future years.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

(10)    Net Loss Per Share

The following is a reconciliation of the numerators and denominators of the net loss per share computations for the periods presented:

	Net loss (numerator)	Shares (denominator)	Per share amount

Fiscal year ended December 28, 2003:
Basic net loss per share	$(4,816,425)	23,685,631	$(0.20)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(4,816,425)	23,685,631

Fiscal year ended December 29, 2002:
Basic net loss per share	$(4,829,895)	21,379,826	$(0.23)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(4,829,895)	21,379,826

Fiscal year ended December 30, 2001:
Basic net loss per share	$(8,930,530)	15,961,198	$(0.56)
Effect of dilutive stock options	—	—

Diluted net loss per share	$(8,930,530)	15,961,198

All stock options could potentially dilute net loss per share and therefore, they were not included in the computation of diluted net loss per share because to do so would have been antidilutive.

(11)    Stock-Based Compensation

The Company’s Board of Directors has adopted an Employee Stock Option Plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options to officers, directors and employees. The Plan authorizes grants of options to purchase up to 2,000,000 shares of the Company’s authorized, but unissued common stock. Accordingly, 2,000,000 shares of authorized, but unissued common stock are reserved for use in the Plan, of which 878,000 shares may be issued as incentive stock options. The term of each stock option is fixed, but no stock option shall be exercisable more than ten years after the date the stock option is granted. Certain stock options granted under the Plan are exercisable at the date of grant. All other options vest within 3 years.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

Stock option activity during the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001 was as follows:

	Number of shares	Weighted average exercise price

Balance at December 31, 2000	215,000	$3.33

Issued from the conversion of stock appreciation rights	682,000	1.29
Granted	615,000	3.33

Balance at December 30, 2001	1,512,000	2.41

Forfeited	(347,500)	3.33

Balance at December 29, 2002	1,164,500	2.13

Granted	523,626	1.25
Forfeited	(360,000)	3.33

Balance at December 28, 2003	1,328,126	1.55

Exercisable at December 28, 2003	787,000	1.72

At December 28, 2003, the weighted average remaining contractual life of outstanding options was 8.1 years.

Included in the 523,626 options granted during the fiscal year ended December 28, 2003 were 143,626 options granted to a nonemployee member of the Board of Directors of the Company for work performed in addition to his role as a Board member. The Company recorded stock-based compensation expense of $58,118 related to these options for the fiscal year ended December 28, 2003. The per share fair value of $0.405 of these options was determined on the date of grant utilizing the Black-Scholes option pricing model with the following assumptions: no expected dividend yield, risk-free interest rate of 3.95%, expected option life of ten years, and no volatility.

During 2000, the Company established a stock appreciation rights (SAR) plan. Under the plan, the Company awarded 752,000 units in February 2000 to selected key employees at the then $1.29 fair value per share of the Company’s common stock. The SARs awarded during 2000 were all 100% vested as of the award date and were to expire in January 2011. No SARs were exercisable before an initial public offering of the Company’s common stock, or a sale of substantially all of the Company’s assets, therefore at December 31, 2000, no SARs were exercisable.

The 752,000 SARs units, less 70,000 that had been forfeited, were subsequently converted to stock options at $1.29 per share in April 2001. Since the exercise price ($1.29 per share) of these options at the date of conversion was below the fair value ($3.33 per share) of the Company’s common stock, the Company recorded stock-based compensation expense of $1,391,280 relating to the 682,000 stock options.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

(12)    Contingencies

In May 2002, the Company filed suit against DSM Pharmaceuticals, Inc. (DSM), alleging breach of contract and misrepresentations by DSM and failure of consideration by DSM. The Company was seeking recovery of approximately $1,056,000 paid to DSM, treble damages and attorneys’ fees for violation of the Tennessee and/or North Carolina Consumer Protection Acts, and unliquidated consequential damages as a result of DSM’s common law misrepresentations. DSM counterclaimed against the Company for $583,305 that it contended was still owed by the Company to DSM pursuant to the agreement(s) between the parties, together with prejudgment interest. The Company has invoices relating to DSM totaling $464,043 in unpaid and accrued research and development expenses in the accompanying consolidated balance sheet at December 28, 2003 and December 29, 2002. On March 23, 2004, the court ordered that this case proceed to mediation within sixty days and that the parties report the results of mediation on or before May 31, 2004. The parties thereupon instituted settlement discussions and have reached an agreement for the settlement of all claims and counterclaims associated with the litigation, mutual releases between the parties and their affiliates, and the payment of $1.3 million to the Company by DSM within no more than five (5) business days after the execution of the Settlement Agreement by both parties. The Company signed the negotiated Settlement Agreement on April 26, 2004, and DSM signed the Settlement Agreement on April 29, 2004. An Agreed Order of Dismissal with Prejudice evidencing the dismissal of all claims associated with the litigation has been signed by counsel for both parties and will be submitted to the court for entry upon the Company’s receipt of the settlement amount of $1.3 million from DSM. As a result of this settlement, the Company will recognize a gain of $1,764,043 in April 2004, including reversing the outstanding invoices of $464,043.

From time to time, the Company is involved in other litigation in the normal course of business. Management believes that any costs resulting from such litigation will not have a significant adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.

(13)    Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Management does not anticipate that the adoption of SFAS 150 will have a material impact on its consolidated financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual consolidated financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. In accordance with FIN 45, the Company is required to disclose the nature and potential future payments under existing guarantees. The Company had no guarantees within the scope of FIN 45 as of December 28, 2003.

NEW RIVER PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

December 28, 2003, December 29, 2002, and December 30, 2001

In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN 46(R)). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For public companies, FIN 46(R) is effective for all variable interest entities created or acquired either after March 15, 2004 for companies that are not small business issuers or December 15, 2004 for companies that are small business issuers. For nonpublic companies, FIN 46(R) applies immediately to variable interest entities or potential variable interest entities created after December 31, 2003, or by the beginning of the first annual period beginning after December 15, 2004, to all other entities. The Company has not entered into any contractual relationships with a variable interest entity as of December 28, 2003.

(14)    Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 28, 2003 and December 29, 2002:

	Quarter ended
Fiscal year ended December 28, 2003	March 30	June 29	September 28	December 28

Net loss	$(1,091,506)	$(897,264)	$(949,012)	$(1,878,643)
Basic and diluted net loss per share	(0.05)	(0.04)	(0.04)	(0.07)

Fiscal year ended December 29, 2002	March 31	June 30	September 29	December 29

Sales, net	$5,338	$44,373	$82,928	$44,432
Net loss	(1,730,449)	(789,560)	(1,073,544)	(1,236,342)
Basic and diluted net loss per share	(0.09)	(0.03)	(0.05)	(0.06)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

Amount to be Paid

SEC registration fee		$7,286
NASD filing fee		6,250
The Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Auditing fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Virginia Stock Corporation Act (the “VSCA”) permits, and the Registrant’s amended and restated articles of incorporation provide for the indemnification of its directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil and criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Registrant’s amended and restated articles of incorporation require indemnification of directors and officers with respect to certain liabilities and expenses imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. The Registrant is in the process of obtaining insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act. In addition, the VSCA and the Registrant’s amended and restated articles of incorporation eliminate the liability for monetary damages of a director or officer in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 through 704 of the VSCA are incorporated into this paragraph by reference.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against some liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

Over the past three years, we have granted and issued options to purchase 533,626 shares of our common stock with a weighted average price of $1.27 to a number of our employees, directors and consultants pursuant to our Stock Option Plan. We believe that the option issuances described above and exercise of such options were exempt from registration requirements of the Securities Act by reason of Rule 701 promulgated thereunder.

We have issued shares of common stock over the past three years in private placements under Section 4(2) of the Securities Act as follows:

Purchaser	Date of Purchase	Number of Shares Purchased	Price Per Share	Aggregate Consideration

John P. Szlasa(1)	May 4, 2001	149,910	$3.33	$500,000
RJK, L.L.C.(2)	February 23, 2002	5,437,720	1.25	6,797,150
Third Security Staff 2001 LLC(3)	February 23, 2002	240,000	1.25	300,000
Marcus E. Smith(4)	March 5, 2002	80,000	1.25	100,000
Dixon D. Low(4)	March 5, 2002	80,000	1.25	100,000
Larry D. Horner(5)	March 5, 2002	60,000	1.25	75,000
Donna D. Manning(6)	March 5, 2002	40,000	1.25	50,000
Stephen R. Frank	March 5, 2002	200,000	1.25	250,000
Robert M. and Mara G. Patzig(7)	March 14, 2002	2,000	1.25	2,500
Audrey Ho(7)	March 15, 2002	80,000	1.25	100,000
Doit L. Koppler, II(7)	March 15, 2002	2,000	1.25	2,500
Randall G. Newberry	March 26, 2002	80,000	1.25	100,000
Steven G. Kirk(8)	March 28, 2002	1,000	1.25	1,250
Thomas and Toni H. Piccariello(9)	April 23, 2002	20,000	1.25	25,000
New River Management II, LP(10)	March 13, 2003	240,000	1.25	300,000
New River Management II, LP(10)	March 31, 2003	743,200	1.25	929,000
New River Management II, LP(10)	July 15, 2003	240,000	1.25	300,000
New River Management II, LP(10)	July 28, 2003	720,000	1.25	900,000
New River Management II, LP(10)	October 21, 2003	880,000	1.25	1,100,000
New River Management III, LP(11)	April 9, 2004	906,666	2.50	2,266,665
Roger D. Griggs(5)	May 3, 2004	120,000	2.50	300,000

(1)	Previously served as our Vice President, Marketing.
(2)	RJK, L.L.C. is an affiliate of Mr. Kirk. 4,077,720 of these shares were issued upon the conversion of the Convertible Promissory Note issued by us on August 27, 2001. The remaining 1,360,000 shares were issued in consideration for $1,700,000 in cash.
(3)	Affiliate of Mr. Kirk.
(4)	Previously served on our board of directors and currently serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(5)	Serves on our board of directors.
(6)	Spouse of Mr. Horner.
(7)	Serves as an employee of Third Security, LLC, an affiliate of Mr. Kirk.
(8)	Brother of Mr. Kirk.
(9)	Previously served as our Vice President, Polypeptide Drug Development.
(10)	New River Management II, LP is a private equity fund affiliated with Mr. Kirk.
(11)	New River Management III, LP is a private equity fund affiliated with Mr. Kirk. On March 26, 2004, we entered into a Subscription Agreement with New River Management III, LP pursuant to which we agreed to sell, and the fund agreed to purchase, in addition to the shares issued on April 9, 2004, the following shares: on or before May 10, 2004, 313,334 shares; on or before June 9, 2004, 300,000 shares; and on or before July 12, 2004, 300,000 shares. We are obligated to sell these shares at a price of $2.50 per share. All obligations with respect to these future sales will terminate in the event we close our initial public offering prior to any of these issuances.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

EXHIBIT NUMBER		DESCRIPTION

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Articles of Incorporation

3.2	*	Amended and Restated Bylaws

5.1	*	Opinion of Hunton & Williams LLP

10.1	*	Form of Incentive Compensation Plan

10.2	*	Form of Administrative Services Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC

10.3	*	Form of Lease Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC

10.4	*	Lease Agreement by and between Virginia Tech Foundation, Inc. and Lotus Biochemical Corporation, dated May 15, 2000, as amended by that certain Modification and Renewal of Lease dated April 25, 2001, that certain Modification of Lease dated February 4, 2002, that certain Renewal of Lease dated April 29, 2002, and that certain Renewal of Lease dated June 25, 2003

23.1	*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)

23.2		Consent of KPMG LLP

24.1		Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.

(b)    Financial Statement Schedules:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the consolidated financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Radford, Virginia on May 6, 2004.

NEW RIVER PHARMACEUTICALS INC.

By:	/s/ RANDAL J. KIRK
Randal J. Kirk Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Randal J. Kirk, President and Chief Executive Officer, and Krish S. Krishnan, Chief Operating Officer and Chief Financial Officer, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 6, 2004.

Signature	Title

/s/ RANDAL J. KIRK Randal J. Kirk	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ KRISH S. KRISHNAN Krish S. Krishnan	Chief Operating Officer, Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)

David S. Barlow	Director

/s/ ROGER D. GRIGGS Roger D. Griggs	Director

/s/ LARRY D. HORNER Larry D. Horner	Director

EXHIBIT NUMBER		DESCRIPTION

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Articles of Incorporation

3.2	*	Amended and Restated Bylaws

5.1	*	Opinion of Hunton & Williams LLP

10.1	*	Form of Incentive Compensation Plan

10.2	*	Form of Administrative Services Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC

10.3	*	Form of Lease Agreement by and between New River Pharmaceuticals Inc. and Third Security, LLC

10.4	*	Lease Agreement by and between Virginia Tech Foundation, Inc. and Lotus Biochemical Corporation, dated May 15, 2000, as amended by that certain Modification and Renewal of Lease dated April 25, 2001, that certain Modification of Lease dated February 4, 2002, that certain Renewal of Lease dated April 29, 2002, and that certain Renewal of Lease dated June 25, 2003

23.1	*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)

23.2		Consent of KPMG LLP

24.1		Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.